8/18


04036357

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fujifilm Photo Film

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED

AUG 18 2004

THOMSON FINANCIAL

FILE NO. 82- 78 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

**INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:**

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 8/18/04

FUJIFILM

I&I - Imaging & Information

**The file number "82-78"**
(e) A copy of Annual Report which is prepared in the English language





# Annual Report 2004





# & I – Imaging & Information

FUJIFILM will constantly strive to develop superior technologies and to continue to cultivate an imaging and information culture. As a global company fully trusted by both customers and society itself, we aim to make innovative use of the most advanced technologies to create beautiful images and wide-ranging information and provide the imaging, information, and document solutions that will best meet the increasingly sophisticated needs of the world community.





## Contents


Financial Highlights ..... 1
A Message from the Management ..... 2
Special Features
The VISION75 Medium-Term Management Plan ..... 6
The Flat Panel Display Materials Business ..... 8
Overview of Operations ..... 10
Review of Operations
Imaging Solutions ..... 12
Information Solutions ..... 14
Document Solutions ..... 16
Global Business Development ..... 18
Toward Sustainable Development ..... 22
The Fujifilm Group's Advanced Technologies ..... 24
Corporate Governance ..... 25
Board of Directors, Executive Officers, and Corporate Auditors ..... 26
Financial Section ..... 27
Global Network ..... 64
Principal Consolidated Subsidiaries ..... 65
Corporate Information ..... 66


*Cover: Meteora, Greece Photographed by Daisuke Fujimura*





# Financial Highlights

Fuji Photo Film Co., Ltd. and Subsidiaries

| | 2004 | 2003 | 2002 | 2004 |
|---|---|---|---|---|
| | Year ended March 31 | | | |
| | (Millions of yen, except per share figures) | | | (Thousands of U.S. dollars, except per share figures) *(Note 1)* |
| Revenue | **¥2,560,387** | ¥2,505,703 | ¥2,401,144 | **$24,154,594** |
| Operating income | **180,427** | 160,277 | 168,682 | **1,702,141** |
| Income before income taxes | **164,948** | 120,513 | 159,549 | **1,556,113** |
| Net income | **82,317** | 48,579 | 81,331 | **776,575** |
| Per share of common stock *(¥/$)*: | | | | |
| Net income *(Note 2)* | **¥ 160.38** | ¥ 94.51 | ¥ 158.05 | **$ 1.51** |
| Cash dividends | **25.00** | 25.00 | 25.00 | **0.24** |
| Research and development expenses | **¥ 173,323** | ¥ 159,119 | ¥ 146,881 | **$ 1,635,123** |
| Capital expenditure | **160,740** | 127,319 | 155,525 | **1,516,415** |
| Depreciation *(Note 3)* | **124,634** | 126,695 | 121,777 | **1,175,792** |
| Total assets at year-end | **3,023,509** | 2,958,317 | 2,946,362 | **28,523,670** |
| Total shareholders' equity at year-end | **1,749,882** | 1,680,611 | 1,698,063 | **16,508,321** |
| Number of employees at year-end | **73,164** | 72,633 | 72,569 | |

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥106=US$1, the exchange rate prevailing on March 31, 2004.
2. The computation of net income per share is based on the average number of shares outstanding during each year.
3. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.

**Revenue**

(Billions of yen)


1,383.3
2,401.1
2,505.7
2,560.3
'00
'01
'02
'03
'04

**Net Income**

(Billions of yen)


84.8
117.9
81.3
48.5
82.3
'00
'01
'02
'03
'04

**Net Income per Share of Common Stock**

(Yen)


164.97
229.11
158.05
94.51
160.38
'00
'01
'02
'03
'04

# A Message from the Management



***Shigetaka Komori, President and Chief Executive Officer***

During the fiscal year ended March 31, 2004, the Japanese economy benefited from some positive economic factors associated with exports, but there were no clear signs of improvement in personal consumption or the employment environment. In addition, such factors as the appreciation of the yen against the U.S. dollar during the latter half of the year further prevented the Japanese economy from achieving a full-scale recovery. Overseas, economic conditions varied greatly from region to region. While the U.S. economy was relatively strong, owing to such factors as growth in personal consumption during the latter half of the year and a trend toward increased corporate capital investment, Europe experienced a delayed economic recovery. In Asia, the impact of the SARS outbreak on certain Asian economies during the first half of the year slowed the pace of growth in some countries.

Amid these conditions, Fujifilm dynamically expanded its operations while utilizing its digital and networking technologies to provide customers with digital products and services in the imaging, information, and document fields. Noteworthy examples of our progress include the expanded marketing of digital cameras that incorporate our new technologies to create superior image quality; the augmented marketing of Frontier digital minilabs, which offer a wide range of digital imaging services; the implementation of campaigns to stimulate greater demand for photographic prints from digital camera images; the boosting of manufacturing capacity to meet the great demand for flat panel display materials; and, in copy machines, the expanded marketing of digital color multifunction machines that draw on new technologies. Through these measures, we worked to strengthen and expand our operations in each business field.

## Performance Summary

Fujifilm's consolidated performance during the fiscal year under review was affected by such factors as the SARS outbreak and Iraq conflict in the first half of the year, an unseasonably cool summer in Japan, which depressed travel-related demand, and the progressive appreciation of the yen against the U.S. dollar. These factors, however, were offset by strong sales of flat panel display materials and various digital products and by a rise in the sales of digital color multifunction machines. As a result, consolidated revenue grew 2.2% from the level in the previous fiscal year, to a record ¥2,560.3 billion ($24,155 million). Revenue increased both in Japan and overseas. Domestic revenue edged up 0.4%, to ¥1,336.0 billion ($12,604 million), while overseas revenue grew 4.2%, to ¥1,224.3 billion ($11,551 million).

Profits during the period were impacted by such factors as an increase in R&D investment aimed at promoting the creation of new products and businesses as well as the rise in SG&A expenses that accompanied a gain in the number of domestic consolidated subsidiaries in line with our strategy of bolstering marketing operations. However, our cost-reduction programs aimed at continuously increasing our manufacturing efficiency and a concentration of resources on high-priority projects had a positive effect on profitability. Reflecting these factors and the recording of a one-time loss of ¥23.1 billion on the settlement and curtailment of a defined benefit plan during the previous fiscal year, operating income grew 12.6%, to a record ¥180.4 billion ($1,702 million). Large gains were achieved in both income before income taxes, which advanced 36.9%, to ¥164.9 billion ($1,556 million), and net income, which rose 69.4%, to ¥82.3 billion ($777 million). These increases reflected such factors as a ¥16.5 billion drop in losses on the decline in value of investment securities, a ¥2.4 billion decrease in the settlement and devaluation of receivables and payables denominated in foreign currencies at the end of the year, and the tax benefit that resulted from an R&D credit as well as a tax system aimed at promoting IT investment. Net income per share amounted to ¥160.38 ($1.51).

Cash dividends per share applicable to the year were set at ¥25.0 ($0.24).

## Enhancing Corporate Value

In January 2004, Fujifilm marked the 70th anniversary of its founding. In the Imaging & Information (I&I) field, rapid progress in IT technologies has led to a major ongoing paradigmatic transition that is often referred to as "digital impact," and this trend shows that our I&I field has limitless potential for huge growth.

Taking advantage of new opportunities to aptly respond to changes in its business environment and develop new corporate growth paths, Fujifilm has drafted the VISION75 medium-term management plan to mark the Company's 75th anniversary in 2009, also referred to the "New Departure," and begun implementing measures to attain the goals of this plan.

VISION75 articulates the fundamental strategies of "building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management." It calls for dynamically drawing on the sophisticated technologies and abundant resources of the Fujifilm Group to generate higher levels of profit and a surge in the scale of our operations as well as to develop a photographic culture. We are emphasizing the strengthening of our R&D systems, placing special emphasis on the fields of digital imaging, highly.functional materials, and optical devices and systems.

Making the most of the unique technologies we have developed and the skills of each of our researchers, we intend to realize speedy progress in our key R&D programs. We are making greater use of M&A transactions and alliances with an eye to accelerating the growth of strategic businesses as well as realizing the creation of new businesses.

In the future, we intend to further increase the flexibility and speed of our responses to changes in our operating environment. We will strive to practice a management style characterized by "swift deliberation and decisive action." Based on these plans, the entire Fujifilm Group will work concertedly to realize considerable increases in corporate value.

***For more information about VISION75, please refer to pages 6 and 7.**

Aiming to increase the market liquidity of Fujifilm shares and offer investment opportunities to a greater number of individuals and other investors, we have decided to reduce the number of shares per trading unit. As of September 1, 2004, the trading unit in Japan will be lowered from 1,000 shares to 100 shares. We are confident that this will significantly expand our shareholder base.

## Toward Sustainable Development

Since its establishment, Fujifilm has developed its operations with strong emphasis on the fundamental management goals of environmental consciousness and environmental protection, and the Company has proactively implemented numerous environmental protection programs. Based on the Fujifilm Group "Green Policy," a medium-term environmental policy established in 2002, we have drafted and implemented a wide range of policies to maintain high levels of "environmental quality" in our products, services, and corporate activities and thereby increase customer satisfaction. The Fujifilm Group will maintain its commitment to policies that help promote sustainable development for humankind and the earth.

In line with its corporate social responsibility (CSR) principles, Fujifilm has consistently done its utmost to meet customers' expectations regarding product quality as well as exemplary responses to environmental issues. In April 2004, Fujifilm further strengthened its CSR operations, comprising compliance and risk management, by establishing the CSR Division. Fujifilm will strive to inspire still greater trust throughout society by undertaking well-balanced measures to attain outstanding CSR performance with respect to the environment as well as economic and social issues.

## To All Those Who Have Supported Fujifilm

While it remains difficult to forecast prospective trends in our domestic and overseas operating environment, the Fujifilm Group is confident that it can effectively leverage its diverse technological, business, and financial strengths to respond to rapid social and economic changes. By doing this and staying ahead of our competitors in the development and application of new products and services, we intend to expand our worldwide operations dynamically and speedily. At the same time, we will seek to further enhance our operational efficiency through the continuous implementation of reforms that help improve our organizational structure and streamline our cost structure.

In conclusion, I would like to express my sincere thanks to Fujifilm's shareholders, customers, and business partners along with my hope for your continued support and encouragement.

July 2004



Shigetaka Komori
President and Chief Executive Officer



*Mikonos Island, Greece Photographed by Daisuke Fujimura*

# The VISION75 Medium-Term Management Plan~New Departure

In January 2004, Fujifilm marked the 70th anniversary of its founding. Aiming to aptly respond to major changes in its business environment and develop new corporate growth paths, the Fujifilm Group has drafted the VISION75 medium-term management plan to mark the Company's 75th anniversary in 2009. Within the framework of new management systems, Fujifilm will resolutely proceed with the building of new growth strategies and comprehensive structural reforms.


FUJIFILM
I&I-Imaging & Information

## New Departure

Fujifilm's operating environment is changing greatly owing to such factors as the 2001 conversion of Fuji Xerox Co., Ltd., into a consolidated subsidiary, which has expanded the Group's business scope, and the steadily growing impact of digital technologies in diverse business fields. Amid such conditions, Fujifilm has announced that it will dynamically use its sophisticated technological capabilities and abundant resources in efforts to ensure that it can generate higher levels of profit and realize a further surge of growth. Centered on the "New Departure," the VISION75 plan articulates the fundamental strategies of "building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management." We have already begun diverse initiatives aimed at realizing these goals.

This article will focus on the objective of "building new growth strategies."

| VISION75 Objectives Fiscal 2009 | |
|---|---|
| Revenue | ¥3,500 billion |
| Operating margin | 10.0% |

□ **Basic Strategies for VISION75**


Building new growth strategies
Further motivate employees and enhance skills
Implementing comprehensive structural reforms at all management levels
Enhancing consolidated management

## Building New Growth Strategies

Our growth strategies for principal businesses are as follows:

### Growth Strategies for Principal Businesses

○ Electronic Imaging Business

Fujifilm is aiming to leverage its unique technologies—such as those seen in its Super CCDs and Fujinon lenses—to create highly differentiated products.

Regarding digital cameras, we are greatly strengthening our R&D, manufacturing, and marketing systems with the aim of being among the top three companies in terms of worldwide market share. To expand our optoelectronic components operations, we are striving to increase the number of customers to which we supply camera modules and lenses for incorporation in camera phones, and we are also advancing into such new fields as components for use in security systems and automobiles.

○ Flat Panel Display (FPD) Materials Business

The increasing size of LCD monitors and the growing popularity of LCD televisions are expected to sustain rapid growth in demand for FPD materials. In view of this, Fujifilm is concentrating a high share of its R&D and capital investments in this field with the goal of boosting related sales to ¥200 billion by the fiscal year ending March 31, 2009.

***(See pages 8 and 9 for more details on this strategy.)***

○ Document Solutions Business

Fujifilm has maintained a robust profit base in its copy machine business by using its unique technologies to develop highly appealing new products with color copying and multifunctional capabilities. At the same time, it has realized additional business growth with its office services business—a comprehensive documentation outsourcing service business for the office market—and its production services business, which offers high-value-added print-on-demand services. We are also building a solid profit structure by shifting mass-production operations to facilities in China and cutting costs throughout our development, manufacturing, and marketing operations.

### Sustaining Operations in Consumer Photography Materials and Preserving Photographic Culture

1. The surging popularity of digital cameras and camera phones has led to a rise in the total number of photographs taken as well as growth in the potential demand for prints. To further popularize and increase the number of digital photographs that are printed, Fujifilm is helping create the infrastructure for digital photograph printing by promoting the sales of its digital minilabs while also regularly implementing digital camera print campaigns.

2. The pleasure of photography is not limited to taking photographs but also includes examining and displaying them as well as preserving them as mementos. On the occasion of Fujifilm's 70th anniversary, the Company launched a campaign with the theme "Important moments are still living in photos." This campaign emphasized the priceless value of photographs and their ability to both excite us and warm our hearts. We are determined to maintain proactive measures to create a photographic culture as well as spotlighting the value and significance of photographs.



*A scene from a TV commercial entitled "One Photograph"*

Review Breakdown of Investment in R&D


(Billions of yen)
70
60
50
40
30
20
10
0
New business
Consumer photography materials
'04
'07 (projected)
Fiscal years ended March 31


Orientation of New Technologies and New Businesses
Digital imaging
Image information systems and solutions businesses
Digital image processing
Software technology
Image Intelligence ™
Laser technology
CCD technology
Electronic photography technology
Organic synthesis technology
Silver-halide technology
Image design evaluation technology
Thin multilayer coating technology
Optical designing technology
Lens technology
Miniature fabrication processing technology
Nanotechnology
Organic and inorganic pigmentation technology
Precision assembly technology
Optical element technology
Highly functional materials
Information on environment and life sciences
Polymer technology
Optical devices/systems
Optics-related businesses

*Also actively promote M&A and alliances with other companies*

## Creating New Businesses

Another important goal of VISION75 is the creation of new businesses. One of Fujifilm's technological strengths is in the field of materials technologies that make it possible to freely control the properties of light. We have targeted three fields—digital imaging, highly functional materials, and optical devices/systems—in which we can leverage our technological strengths to create new businesses.

To realize this goal, we have worked to strengthen our R&D capabilities by establishing the R&D Management Headquarters, which provides unified control of R&D strategies throughout the Fujifilm Group, as well as three new strategic R&D units—the Advanced Core Technology Laboratories, Life Science Research Laboratories, and Imaging Software Technology Center. At the same time, we have reevaluated our R&D investment structure and more than doubled the amount of investment in programs aimed at enabling new business development. We are also proactively seeking opportunities to expand our operations through the arrangement of M&A transactions and corporate alliances.

## Expanding Business in China

In the Chinese market, which is projected to sustain rapid growth, we are working to make FUJIFILM a top brand by providing total solutions in such digital imaging fields as digital cameras, copiers and printers, medical imaging systems, graphic arts systems, and optoelectronic components. Besides strengthening our local marketing systems, we are creating and expanding the capabilities of local manufacturing bases with an eye to accelerating our business development in China.


Production Bases in China
Expand CTP (computer-to-plate) production line
Beijing
Tianjin
Optoelectronic components
Expanding production (digital camera lenses and lens units for camera phones)
Suzhou
Shanghai
Fuji Photo Film Group China Head Office
Expand digital camera production
Shenzhen
Transfer all copy machine and printer mass production functions

# Expanding the Flat Panel Display Materials Business

## Contributing to the LCD Market

While the entire digital consumer electronic product field is growing steadily, particularly rapid expansion is expected in the market for LCD televisions and PC monitors. Responding speedily to market needs, Fujifilm has become a market leader in the manufacture and supply of various highly functional films that are essential for Flat Panel Display (FPD) manufacturing. Having positioned its FPD materials operations as a key growth business, Fujifilm is concentrating a high level of resources on related R&D programs and capital investments and otherwise working to further accelerate the expansion of these operations.

### Growth of the LCD Market

In the 1950s, Fujifilm developed FUJITAC films, made of cellulose triacetate (TAC), for use as base films for photographic films. As they offer superior transparency and surface flatness and smoothness, FUJITAC films soon came into use as protective film for polarizers incorporated in the LCDs of calculators and other products. In step with the rapid expansion of the LCD market, Fujifilm has built a solid position in that market by developing and supplying such highly functional films as FUJITAC, WV Film, CV Film, and Transer Film. The high market shares of FUJITAC and WV Film—over 80% and 100%, respectively—reflect the LCD market's appreciation of Fujifilm's strong capabilities regarding related technologies and reliable supplies.



Projected Growth in the LCD Market
(Millions of m²)
25
20
15
10
5
0
Televisions
Desktop PC monitors
Laptop PCs
LCD surface area expansion of more than 300%
2003
2004
2005
2006
2007


### Principal FPD Materials Products

Currently, the Company has four main items in its FPD materials product portfolio—FUJITAC, WV Film, CV Film, and Transer Film.

#### FUJITAC Protective Film For Polarizers

As FUJITAC, made of cellulose triacetate (TAC), offers superior transparency and surface flatness and smoothness, it is used as a protective film for polarizers of displays.



#### WV Film For Broadening LCD Viewing Angles

WV Film is also called "wide-view film" because it is a unique Fujifilm product that greatly extends LCD viewing angles on both horizontal and vertical axes by utilizing the special properties of a discotic liquid crystal compound.



above
left
right
below


***Right: Conventional LCD (without WV Film)***
***Left: Using WV Film***

#### CV Film Antireflective Film

CV Film is an antireflective film for LCD surfaces. Light dispersion technologies and antireflection technologies reduce deterioration of image viewability due to outside light so that high-contrast pictures can be realized.



Antiglare
Low reflection
Incident light
Reflected light


#### Transer Film for Use in the Manufacture of Color Filters

Transer Film is the world's first film to enable the transfer of the red-green-blue-black color layers to a glass substrate. This is the ideal method for manufacturing large-sized LCD panels.





## Strengthening R&D and Expanding Capital Investment

In December 2003, Fujifilm established the FPD Materials division and FPD materials research laboratories. The creation of these units, focused exclusively on FPD materials operations, is part of the Company's strategy for building R&D, manufacturing, and marketing systems that can respond more quickly to market needs. It is also a means of facilitating cooperative product development with the manufacturers of polarizers and LCD panels.

Moreover, Fujifilm is aggressively working to augment its manufacturing capabilities in line with the pace of growth in the LCD market. A subsidiary, FUJIFILM Opto Materials Co., Ltd., is rapidly establishing new production facilities for FUJITAC and WV Film. Our medium-term management plan calls for the investment of roughly ¥110 billion in such facilities in the four years through 2007.



*The FPD Materials Research Laboratories, constructed on the grounds of the Ashigara factory in Kanagawa, Japan*



*FUJIFILM Opto Materials Co., Ltd., in Shizuoka, Japan*

■ **Cross Section of an LCD (TN-TFT LCD)**


Polarizer
Liquid crystal cells
Polarizer
Items in boxes are Fujifilm products
Transer Film
FUJITAC
Back light
WV Film
WV Film
CV Film
Polarizing element
Polarizing element
Light guide plate
Glass substrate
Film diffuser
TFT
Liquid crystal layer
Color filter
Glass substrate

■ **Production Flow from FPD Material to LCDs**


Fujifilm
FUJITAC
WV Film
CV Film
Transer Film
Polarizer manufacturer
Polarizer
LCD panel manufacturer
LCD panel
Electronic product manufacturer
LCD television, PC monitor, etc.
Users

## Preparing for Another Surge of Business Growth

Drawing on precision coating technology, highly functional materials technology, and other leading-edge technologies accumulated in the course of silver-halide photography operations, Fujifilm is investing an increasing share of its corporate resources in R&D programs aimed at developing highly functional films suited for LCDs as well as plasma displays, organic electroluminescent displays, and other types of FPDs. It is also investing a growing volume of resources to augment manufacturing systems and other related capabilities in accordance with its objective of aggressively expanding its FPD materials business.


Consolidated Sales in the FPD Materials Business
(Billions of yen)
73
136
200
'04
'07 (projected)
'09 (projected)
Fiscal years ended March 31

# Overview of Operations

## Business Segments

Since it was founded with the goal of realizing domestic production of photographic film in Japan, Fujifilm has taken up the challenge of developing and using powerful technological capabilities to expand its Imaging & Information (I&I) operations. No longer limited to photographic film, the Fujifilm Group's business scope has been broadened to encompass such diverse fields as medical imaging systems, graphic arts systems, flat panel display materials, recording media, and copy machines. Fujifilm is proactively working to further develop various new businesses using advanced digital and network technologies.

## Imaging Solutions

**Color films, digital cameras, photofinishing equipment, and color paper, chemicals, and services for photofinishing**









Proportion of Revenue from Imaging Solutions Segment to Total Revenue


31.9%

Revenue


(Billions of yen)
1,000
500
0
784.6
831.0
815.5
'02
'03
'04

Operating Income


(Billions of yen)
100
50
0
48.7
56.7
43.5
'02
'03
'04

Fiscal years ended March 31

## Information Solutions

**System devices for graphic arts, medical imaging, and information systems, flat panel display materials, and recording media**









Proportion of Revenue from Information Solutions Segment to Total Revenue


29.5%

Revenue


(Billions of yen)
1,000
500
0
685.3
724.3
755.1
'02
'03
'04

Operating Income


(Billions of yen)
100
50
0
82.5
75.2
76.4
'02
'03
'04

Fiscal years ended March 31

## Document Solutions

**Office copiers/multifunction printers (MFPs), printers, production systems and services, paper, consumables, and office services**







Proportion of Revenue from Document Solutions Segment to Total Revenue


38.6%

Revenue


(Billions of yen)
1,000
500
0
931.2
950.4
989.7
'02
'03
'04

Operating Income


(Billions of yen)
100
50
0
37.4
51.4
60.6
'02
'03
'04

Fiscal years ended March 31

## Geographic Information

Since the late 1960s, Fujifilm has considerably expanded its exports to countries throughout the world and built a tripolar global manufacturing network concentrated in Japan, North America, and Europe. The Company is also endeavoring to bolster its marketing and manufacturing capabilities in China, which is projected to realize rapid economic growth. Currently, we are developing our operations in more than 200 countries and regions, and the overseas share of our consolidated net sales is approaching 50%.

## Europe

Proportion of Revenue from Europe Segment to Total Revenue

14.7%


Revenue
(Billions of yen)
1,000
500
0
282.8
333.7
376.0
'02
'03
'04

Fiscal years ended March 31

## The Americas

Proportion of Revenue from The Americas Segment to Total Revenue

21.2%


Revenue
(Billions of yen)
1,000
500
0
517.1
562.8
541.9
'02
'03
'04

Fiscal years ended March 31


Worldwide Production Bases
Europe
U.K. (Hertfordshire)
The Netherlands (Tilburg)
Germany (Kleve)
Asia and Others
China (Sanhe)
China (Shanghai)
China (Suzhou)
China (Shenzhen)
Japan
Fujinomiya (Shizuoka)
Ashigara (Kanagawa)
Yoshida-Minami (Shizuoka)
Odawara (Kanagawa)
Taiwa (Miyagi)
Ebina (Kanagawa)
The Americas
U.S.A (Illinois)
U.S.A (South Carolina)

## Asia and Others

Proportion of Revenue from Asia and Others Segment to Total Revenue

11.9%


Revenue
(Billions of yen)
1,000
500
0
246.0
279.1
306.4
'02
'03
'04

Fiscal years ended March 31

## Japan

Proportion of Revenue from Japan Segment to Total Revenue

52.2%


Revenue
(Billions of yen)
1,000
500
0
1,355.2
1,330.1
1,336.0
'02
'03
'04

Fiscal years ended March 31

# Imaging Solutions

**The Company began the full-scale supply of camera modules to mobile phone manufacturers, and sales of digital cameras were strong. In addition, the number of photographic prints from digital camera images increased, reflecting such factors as Fujifilm's efforts to expand the infrastructure for digital printing services and its implementation of promotional campaigns, featuring TV commercials, for those services.**

**Consolidated revenue in this segment declined 1.9%, to ¥815.5 billion.**

## Photographic Films

In line with its strategic objective of "sustaining operations in consumer photography materials and preserving photographic culture," Fujifilm is moving ahead with measures to further expand the scope of silver-halide photography, which makes it easy to obtain high-quality prints.

Regarding color films, Fujifilm launched Fujicolor Superia X-TRA 400 and Fujicolor Superia 1600, high-sensitivity color films offering faithful color reproduction and exceptionally smooth granularity. These new products enable everyone to capture an image "as beautiful as the moment you experienced it" in a photograph.

Based on its strategy of offering one-time-use recyclable cameras that "anyone can easily use anywhere," Fujifilm launched the QuickSnap Night & Day in Japan (launched in the United States in May 2004 under the name of Smart Flash). This product, which has revolutionary capabilities for taking high-quality photographs of people as well as night scenes, fireworks, and illuminations, has further expanded the potential of silver-halide photography.

The Company also broadened silver-halide photography's expressive range by renovating its color reversal film product lineup with the launch of such products as Velvia 100F, which offers ultrahigh-color saturation and faithful color reproduction, and ASTIA 100F, which offers improved skin-tone and texture reproduction.

By supplying a wide range of silver-halide films with special characteristics that can satisfy all types of professional and amateur users, Fujifilm intends to maintain its presence as a leading company in the imaging field and help promote the appreciation and realization of excellent photographs.

## Electronic Imaging

Amid intense competition in digital camera markets, Fujifilm successively launched digital camera products incorporating the Super CCD HR, which creates superior image quality through advanced miniature fabrication technologies, and the Super CCD SR, which enhances dynamic range. Among the Company's highly evaluated new products are the compact FinePix F420, the broad-dynamic-range FinePix F700 and FinePix F710, and the high-end SLR-like FinePix S5000 and FinePix S7000. The addition of these products and such easy-to-use, entry-type models as the FinePix A330 and FinePix A340 has strengthened our lineup of digital camera products and further enabled us to meet diverse needs.

Regarding optoelectronic components, the explosive rise in the use of camera phones has boosted demand for camera modules. Amid this trend, Fujifilm's megapixel camera modules incorporating



**The Imaging Solutions segment includes color films, digital cameras, photofinishing equipment, and color paper, chemicals, and services for photofinishing.**

Proportion of Revenue from Imaging Solutions Segment to Total Revenue


31.9%

Revenue


(Billions of yen)
1,000
500
0
784.6
831.0
815.5
'02
'03
'04

Operating Income


(Billions of yen)
100
50
0
48.7
56.7
43.5
'02
'03
'04

Fiscal years ended March 31

its exclusive Super CCDs and Fujinon lenses have been highly evaluated as key components that bring together sophisticated technologies, and the Company is set to begin full-scale supplies to mobile phone manufacturers.

To augment manufacturing capabilities, FUJIFILM Microdevices Co., Ltd., acquired the general-use wafer manufacturing plant of Tohoku Semiconductor Corporation in July 2003 and began manufacturing CCDs at the plant in 2004. As a result, we have strengthened our capabilities for the timely supply of products in digital camera markets—in which new products are constantly being introduced—and have established systems ensuring the stable supply of components to the camera phone industry, which is progressively increasing the pixel resolution of its products.

## Photofinishing-Related Products and Services

The worldwide surge in the popularity of digital cameras has increased demand for digital output devices used in the minilab market, and Fujifilm successfully expanded its sales of products in the Frontier digital minilab series, particularly overseas. Aiming to promote still greater expansion of sales, the Company launched the Frontier 355/375 models at the end of 2003. These new models feature additional improvements regarding ease of operation and an expanded range of standard capabilities, including those for red-eye correction and dust and scratch elimination. In Japan, we also worked to upgrade the infrastructure for high-image-quality digital printing services through such measures as the launch of a digital print system that allows customers to make prints of photographs taken with camera phones.

The rapidly expanding popularity of digital cameras is propelling full-scale growth in the market for prints of digital photos. Fujifilm is taking steps to accelerate and broaden this growth through TV commercials as well as "Print at Retail" promotional campaigns for digital printing services, in addition to the promotion of Frontier products and Princiao digital print systems.



Superia X-TRA 800

Velvia 100F

QuickSnap Smart Flash



FinePix F420

Printpix CX-550 Digital Photo Printer

Frontier 355/375

# Information Solutions

**A large increase was seen in sales of flat panel display materials, and sales of medical imaging and graphic arts products were also robust.**

**Consolidated revenue in this segment rose 4.3%, to ¥755.1 billion.**

## Graphic Arts System Products

As the printing industries make increasing use of digital systems, they are seeking to realize additional growth by offering higher-added-value printing services, and the entire graphic arts industry is searching for new business models.

Under these circumstances, Fujifilm worked proactively to expand its business by establishing FUJIFILM Graphic Systems Co., Ltd., in Japan, in April 2003, and it is working primarily through that subsidiary to timely introduce new products and supply solutions in line with customers' needs. For Japanese and overseas markets, the Company augmented its product lineup through the launch of such products as LH-PJ digital thermal computer-to-plate (CTP) plates, with superior stability and printability, and LP-NV photopolymer-violet CTP plates. Fujifilm is further strengthening its competitiveness through various other measures, including the restructuring of its marketing networks and reinforcement of its lineup of increasingly popular CTP-related products.

Regarding manufacturing, a China-based subsidiary, FUJIFILM STARLIGHT Co., Ltd., began operating a new coating facility for presensitized (PS) plates as well as CTP plates in November 2003. This has enabled the creation of a system for the timely supply of products in the Chinese market, which is expected to grow considerably. In addition, U.S.-based Fuji Photo Film, Inc., began constructing a new CTP plate coating facility at its factory, which is scheduled to be completed by the end of 2004.

## Medical Imaging Products

Fujifilm has worked to launch and promote the sales of medical imaging products designed to meet market needs in light of the continued rise in digital and information technologies in medical fields.

Regarding digital X-ray diagnostic systems, Fujifilm launched three new products in its FCR series, and sales of products in that series were robust. The FCR PROFECT CS, which facilitates the use of mammography for early detection of breast cancer, has earned a high evaluation. Smoothly launched in a number of markets in Europe and elsewhere, it garnered solid sales. Additionally, sales of the SYNAPSE picture archiving and communications system grew considerably in the Americas and Europe.

In April 2004, two domestic medical equipment and materials marketing subsidiaries—FUJIFILM Medical Co., Ltd., and Chiyoda Medical Co., Ltd.—were merged. By consolidating the resources of the two companies, the merger has enabled the Fujifilm Group to keep in close touch with the market and augment its capabilities for marketing, services, and gathering information regarding market needs as well as promote further expansion of its medical


FUJIFILM
Luxel
T-9000 CTP

Proportion of Revenue from Information Solutions Segment to Total Revenue


29.5%

Revenue


(Billions of yen)
1,000
500
0
685.3
724.3
735.1
'02
'03
'04

Operating Income


(Billions of yen)
100
50
0
82.5
75.2
76.4
'02
'03
'04

Fiscal years ended March 31

**The Information Solutions segment includes system devices for graphic arts, medical imaging, and information systems, flat panel display materials, and recording media.**

imaging equipment and materials business.

Regarding endoscopes, Fujifilm launched several products that were highly evaluated, including the 490 series of ultrahigh-image-quality endoscopes, which incorporate Super CCDs featuring the Company's unique technologies, and the Double-balloon method Electronic Enteroscopy System, which is the world's first endoscope for the practical diagnosis and treatment of the entire small intestine.

## Flat Panel Display (FPD) Materials

The increasing size of desktop and laptop computer monitors along with the growing popularity of LCD televisions spurred a sharp surge in the LCD market. Amid these conditions, sales of Fujifilm's FUJITAC and WV Film, a film for broadening viewing angles, were strong. This and the launch of such products as CV Film CV02 antireflection film supported a large rise in sales of FPD materials.

To ensure that it can meet growing FPD market needs, Fujifilm established the FPD Materials division and FPD Materials research laboratories in December 2003. It also began the operation of new WV Film manufacturing facilities at the Odawara factory in July 2003 and at the factory of FUJIFILM Opto Materials Co., Ltd., in February 2004. FUJIFILM Opto Materials is rapidly proceeding with the construction of new facilities for manufacturing WV Film and FUJITAC. Moreover, the Fujifilm Group has the strategic goal of augmenting its capabilities for expanding FPD materials business by investing roughly ¥110 billion in related facilities in the period through 2007.

***(See pages 8 and 9 for more details on this business.)***

## Recording Media

The full-scale diffusion of video-use DVD recorders in consumer markets is supporting the large rise in demand for DVD discs. Accordingly, Fujifilm has built a solid position in the DVD disc market by launching new products overseas as well as in Japan, where demand has been particularly strong and sales have been robust.

In data storage media, where market competition intensified for mid-range systems with high capacity and rapid transfer rates, the LTO Ultrium standard attracted increasing acceptance in the market, and Fujifilm worked effectively to promote sales of LTO Ultrium 2 data cartridges. In storage media for enterprise systems, which require consistently high data capacity and reliability performance, the Company began supplying IBM with IBM 3592 data cartridge products—the first commercial application of Fujifilm's unique NANOCUBIC technology.

Fujifilm, as a leader in the recording media market, will continue to utilize its NANOCUBIC technology to aggressively develop state-of-the-art products in diverse fields.

* LTO and Ultrium are trademarks of Certance, HP, and IBM in the US and other countries or both.


FUJIFILM
4.7 GB/Go
120 Min
DVD-R

SYNAPSE picture archiving and communications system

LTO Ultrium 2 data cartridge

DVD-R series

Photopolymer CTP systems

FCR PROFECT CS

# Document Solutions

**The launch of new products greatly boosted sales of digital color multifunction machines in Japan. Increased sales of these products in the Asia-Oceania region and strong exports to North America and Europe supported a 4.1% rise in consolidated document solutions segment sales, to ¥989.7 billion. The sales of Fuji Xerox before eliminating intersegment sales surpassed the ¥1 trillion mark for the first time.**

## Copy Machines

In the domestic copy machine market, many companies introduced digital color multifunction machines for general office use, sustaining the rapid rise in sales of color copy machines seen in the previous year. While replacement demand for color copy machines further increased, the decline in demand for monochrome copy machines was halted owing to the development of a growing number of multifunction and network compatible models. As a result, the total shipment volume for monochrome and color copy machines in the domestic market began to rise again.

In its copy machine business, Fuji Xerox maintained its top share of the domestic color copy machine market by launching and proactively promoting sales of a new series in the mainstay DocuCentre Color line of intelligent digital multifunction machines that offer document flow capabilities and four other types of high-value-added functions enabling highly efficient work.

As part of our policy of expanding after-sales service businesses, Fuji Xerox inaugurated "Net Print Service Basic," which uses the network-printing functions of digital color multifunction machines installed at more than 10,000 Seven-Eleven convenience stores nationwide. Moreover, the aggregate number of licenses for the use of DocuWorks software (launched in September 1998), which enables users to integrate management of digital and paper documents, surpassed one million, and Fuji Xerox's proactive strengthening of capabilities for marketing DocuWorks in conjunction with the marketing of multifunction machines has led to the networking of almost 40% of the multifunction machines operating in Japan.

Regarding exports to North America and Europe, as in Japan, sales of the DocuCentre series of digital color multifunction machines were up considerably. With respect to China and other markets in the Asia and Oceania region, the Company established a regional headquarters in Shanghai and started up full-scale marketing operations in China, centered on popularly priced digital monochrome copy machines developed and manufactured locally by Fuji Xerox, and these factors supported a considerable rise in sales.


どうせ

THE DOCUMENT COMPANY
# FUJI XEROX

**Fuji Xerox, a consolidated subsidiary, engages in Document Solutions operations encompassing office copiers/MFPs, printers, production systems and services, paper, consumables, and office services.**


38.6%
Proportion of Revenue from Document Solutions Segment to Total Revenue


(Billions of yen)
1,000
500
0
981.2
980.4
986.7
'02
'03
'04
Revenue


(Billions of yen)
100
50
0
37.4
51.4
60.6
'02
'03
'04
Operating Income

Fiscal years ended March 31

## Information-Related Equipment

In the domestic office-use laser printer market, the color laser printer shipment volume sustained the double-digit growth rate attained in the previous fiscal year. Moreover, a rise in new main mission-critical system installations and renovations, which boosted replacement and package installation related demand, pushed up sales of monochrome machines.

Fuji Xerox's sales of own-brand office-use laser printers increased steadily as a result of the Company's move to strengthen its high-speed color printer lineup with the launch of the DocuPrint C2425/C2426, which are high-speed, high-resolution, energy-saving models designed to satisfy environmental concerns. In addition, the high-speed continuous sheets printing systems business acquired from Fujitsu Ltd. in the previous fiscal year made steady contributions to sales growth.

## Tasks to Solve

To further consolidate its position as a leading company in its field, Fuji Xerox has worked to improve its profitability through such moves as the withdrawal from unprofitable businesses and the reduction of manufacturing costs. From the current fiscal year, the company is implementing a two-year management reform plan aimed at realizing fundamental improvements in its operating structure and building the foundation for growth businesses.

Specifically, Fuji Xerox is seeking to fundamentally strengthen its cost-competitiveness, marketing capabilities, technological power, organizational competitiveness, and other aspects of its operations, while progressively transforming its core business of copy machine operations into an office services business in line with its "Open Office Frontier" business vision. Additionally, through a management approach that emphasizes hands-on management techniques, pragmatism, and tangible results, Fuji Xerox is endeavoring to rigorously maintain consistently high-quality standards that reinforce its corporate quality and promote a further surge of vigorous corporate development. Through management reforms, Fuji Xerox is striving to shift its center of balance closer to its customers and construct a highly dynamic and flexible organizational structure that increases the opportunities of all of its employees to improve their skills and develop their careers. At the same time, Fuji Xerox is maintaining a solid commitment to corporate social responsibility (CSR) that facilitates the building of still-stronger relationships of mutual trust with its customers.


DocuPrint C2426

DocuCentre Color f450

# Japan


Proportion of Revenue from Japan Segment to Total Revenue
52.2%


Revenue
(Billions of yen)
1,000
500
0
1,355.2
1,330.1
1,336.0
'02
'03
'04
Fiscal years ended March 31

## Performance

Sales of FPD materials increased considerably, and sales of the new series of digital color multifunction machines were also robust.

Consolidated revenue in this region edged up 0.4%, to ¥1,336.0 billion.

### Izumi Factory of FUJIFILM Microdevices Begins Manufacturing CCDs

Responsible for the development and manufacturing of electronic devices, FUJIFILM Microdevices Co., Ltd., is responding to the rising demand for CCDs used in digital cameras and camera phones. The subsidiary acquired the general-use wafer manufacturing plant of Tohoku Semiconductor Corporation and initiated CCD production at the plant (Izumi factory) in early 2004. Besides enabling stable supplies of digital cameras equipped with Fujifilm's outstanding Super CCDs, these steps will allow Fujifilm to more proactively expand its business involving the supply of Super CCD products for various applications in addition to digital cameras and camera phones.



*The Izumi factory of FUJIFILM Microdevices in Miyagi, Japan*


FUJI XEROX

*Fuji Photo Film and Fuji Xerox were supporters of the East Asian Football Championship 2003.*

### Domestic Marketing Capabilities Strengthened through Consolidation of Marketing Subsidiaries

FUJIFILM AXIA Co., Ltd., merged with FUJIFILM Battery Co., Ltd., on April 1, 2004, with FUJIFILM AXIA continuing as the surviving entity. In addition, sales promotions for domestic sales of digital cameras as well as technical services and other operations previously handled by Fuji Photo Film Co., Ltd., have been unified within FUJIFILM AXIA. The merger is expected to boost sales through the respective companies' sales channels and help consolidate back-office, distribution, and other operations.

Two medical equipment sales subsidiaries—FUJIFILM Medical Co., Ltd., and Chiyoda Medical Co., Ltd.—also merged on April 1, 2004, with FUJIFILM Medical continuing as the surviving entity. Besides increasing efficiency by reducing duplicated businesses, the merger will integrate the predecessor companies' strengths and bolster capabilities for marketing, services, and the collection of data on market needs.

## Topics

### Sponsorship of East Asian Football Championship 2003 by Fuji Photo Film and Fuji Xerox

Two members of the Fujifilm Group—Fuji Photo Film Co., Ltd., and Fuji Xerox Co., Ltd.—were sponsors of the East Asian Football Championship 2003, which was held in December 2003. This event, established in 2002 by the East Asian Football Federation, will be held every other year beginning from 2003. Characterized by fierce competition, the inaugural 2003 event was ultimately won by the Korea Republic national team. By sponsoring the event, Fuji Photo Film and Fuji Xerox were able to place advertising signs inside and outside stadiums and effectively enhance the appeal of their brand images among soccer fans.

# The Americas

Proportion of Revenue from The Americas Segment to Total Revenue


21.2%

Revenue


(Billions of yen)
1,000
500
0
517.1
562.8
541.9
'02
'03
'04

Fiscal years ended March 31

## Performance

Sales of digital cameras and digital minilabs continued to be robust, and a surge was seen in exports of Fuji Xerox's digital multifunction machines, particularly color models.

Consolidated revenue in this region declined 3.7%, to ¥541.9 billion.

### Promoting Prints from Digital Cameras

In addition to striving to create the infrastructure for printing digital photos through the introduction of Frontier digital minilabs and Printpix DigiCam Picture Center kiosks, Fuji Photo Film U.S.A., Inc., has dynamically implemented promotional campaigns aimed at expanding the popularity and volume of digital photo prints. In 2002, Fuji Photo Film U.S.A. began full-scale efforts in this regard, including introducing an Internet-based service that helps customers find the digital photo print shops closest to their homes. In 2003, the company began a service allowing customers to send in their digital photo data via the Internet and later pick up their prints at retail outlets. Measures are being made to upgrade in-store equipment so that it can better meet needs related to creating prints from camera phone images, whose popularity is expected to continue rising.

## Topics

### Sponsorship of NASCAR Team

The National Association for Stock Car Auto Racing (NASCAR) events are among the most popular motor racing events in the United States. By becoming a sponsor of the Target Chip Ganassi Racing team, Fuji Photo Film U.S.A. arranged for the FUJIFILM logo to adorn the team's cars through the NASCAR season. At the Tropicana 400 NASCAR event held in July 2003 in Chicago, the Target Chip Ganassi Racing team car sported the FUJIFILM logo and the distinctive Fujifilm Green , and Fuji Photo Film U.S.A. also considerably increased its presence by displaying logo signs, attracting considerable attention from enthusiastic NASCAR fans.

### PMA 2004

Fujifilm had a noteworthy presence commensurate with its leading position in the imaging industry at the PMA 2004 photography industry trade show in Las Vegas. Under the slogan "Fujifilm. Picture Your Solutions," the Company highlighted its capabilities for providing optimal solutions spanning the gamut "from inputting through outputting," "from silver-halide photography through digital photography," and "from amateurs through professionals." The Fujifilm booth area featured a wide lineup of products—including new models of the FinePix digital camera series, products in the Frontier digital minilab series, and such silver-halide photography products as new models in the QuickSnap series of one-time-use recyclable cameras—and all the corners of the booth attracted throngs of highly interested visitors.


FUJIFILM
Printpix

*Fujifilm highlighted its capabilities through product exhibits and demonstrations at PMA 2004.*

### Fuji Photo Film U.S.A. Moves to New Head Office

In April 2003, Fuji Photo Film U.S.A. moved its head office to three floors of the Reckson Summit Office Park Building in Valhalla, New York. The new office features a modern design and furnishings that reflect the company's position on the leading edge of technological progress as well as its traditional emphasis on human resources, open communications, and teamwork. Enovation Graphic Systems, Inc., a Fujifilm Group company that is the largest distributor in the U.S. graphic arts industry, also has its head office in the building.



*This building houses Fuji Photo Film U.S.A.'s new head office.*


FUJIFILM
DODGE

*A race car sporting the Fujifilm logo speeds around a track.*

# Europe



Proportion of Revenue from Europe Segment to Total Revenue

14.7%


Revenue
(Billions of yen)
1,000
500
0
282.8
333.7
376.0
'02
'03
'04
Fiscal years ended March 31

## Performance

Amid growth in overall demand for digital cameras, sales of the Company's digital cameras surged. In graphic arts products, sales of CTP-related products continued to be strong.

Consolidated revenue in this region grew 12.7%, to ¥376.0 billion.

### Expanded Production at Factory in the Netherlands

During the fiscal year ended March 31, 2004, the Fujifilm Group's manufacturing unit in the Netherlands, Fuji Photo Film B.V., undertook its largest facilities expansion project since it constructed a presensitized (PS) plate plant in 1991. The project has enabled the company to manufacture photopolymer computer-to-plate (CTP) plates, thereby giving the Company better capabilities for rapidly responding to the needs of the European printing industry. The new facility is scheduled to begin operations in early 2005, beginning a new chapter in the 22-year history of Fuji Photo Film B.V., which was Fujifilm's first overseas manufacturing base.



*Fuji Photo Film B.V. (Tilburg, the Netherlands)*



*The soccer-ball monument near the Brandenburg Gate in Berlin, Germany*


FUJIFILM
FIFA WORLD CUP
GERMANY
2006
Fujifilm
Recording History As It Unfolds.

*Fujifilm supports the World Cup competitions as an official sponsor.*

## Topics

### A Rise in Soccer Fever in Anticipation of 2006 FIFA World Cup Germany™

Only two years remain until the 2006 FIFA World Cup Germany™, for which Fujifilm has concluded a sponsorship contract, and the qualification rounds for the finals have been proceeding throughout the world. The host country, Germany, is showing great enthusiasm for the event, expressed in such ways as the placement of a huge soccer-ball monument near the Brandenburg Gate in Berlin.

### Sponsorship of World Figure Skating Championships

Fujifilm was a sponsor of the 2004 World Figure Skating Championships held in March 2004 in Dortmund, Germany. Japanese contestants featured prominently in the event, winning the first and fourth places in the women's singles competition. Fujifilm had a booth by the entranceway to the event that featured a life-size photograph of Maria Butyrskaya, the winner of the women's singles competition in 1999. Each day, the booth was swarmed with visitors seeking to have souvenir photos taken with the image of that famous skater. The Company also sponsored two prior international figure skating competitions, steadily enhancing the appeal of the Fujifilm brand through close association with the graceful performances on the ice.


FUJIFILM
Copyright by Barry Mittan

*One of the sparkling performances in the 2004 World Figure Skating Championships*

# Asia and Others

Proportion of Revenue from Asia and Others Segment to Total Revenue

11.9%

Revenue

(Billions of yen)


1,000
500
0
246.0
279.1
306.4
'02
'03
'04
Fiscal years ended March 31

## Performance

Besides recording strong sales of digital cameras and minilabs, Fujifilm achieved large increases in sales of copy machines and multifunction machines, particularly color products.

Consolidated revenue in this region rose 9.8%, to ¥306.4 billion.

### FUJIFILM STARLIGHT Completes New Production Line

A PS plate manufacturing and marketing company based near Beijing, China, FUJIFILM STARLIGHT Co., Ltd., has taken measures to meet local demand for CTP plates, which is projected to surge. The company constructed a second manufacturing line, which is capable of producing CTP plates. This new line, which began operations in November 2003, has tripled FUJIFILM STARLIGHT's manufacturing capacity and positioned the Fujifilm Group for the timely supply of products in China's CTP plate market.

## Topics

### Helping Combat SARS

To help the Chinese government in its all-out struggle to eliminate fearsome outbreaks of SARS, Fuji Photo Film (China) Investment Co., Ltd., contributed equipment to the country's Ministry of Health. This donation, with a value of roughly RMB1 million yuen, included FCR (Fuji Computed Radiography) digital X-ray diagnostic systems, DRYPIX dry laser imagers, X-ray film, and other medical equipment products, all of which was installed at the China-Japan Friendship Hospital in Beijing. In appreciation, the ministry awarded the company a special certificate of merit in May 2003.

### Product and Technology Exhibit in Shanghai

In November 2003, Fuji Photo Film (China) Investment organized an exhibition of Fujifilm technologies and products that spotlighted the capabilities of Frontier digital minilabs. Centered on a Frontier 350 unit and an FDi Service model shop, the exhibit attracted great attention from photographic industry visitors as well as investors and mass media representatives. Demonstrations were held at a photo studio set up at the exhibit while prints were distributed on the spot, and an FDi model shop closely resembling actual shops enabled visitors to experience FDi services. The entire exhibit was designed to effectively promote greater appreciation of Fujifilm's impressive world of imaging.

*The opening ceremony for the exhibit*


富士中国
JIFI


Frontier

*The entrance to the exhibit featured an impressive presentation of the imaging world generated by Frontier digital minilabs.*



*FUJIFILM STARLIGHT's new CTP plate manufacturing plant has started operations.*

# Toward Sustainable Development

**Sustainable development is the most important task for companies, humankind, and the earth in the 21st century. Fujifilm strives to keep a step ahead in its efforts to respond to environmental, economic, and social issues, and the Company's products, services, and operations are distinguished by high levels of "environmental quality." Creating this environmental quality is the main way we contribute to the goal of sustainable development. In addition, we are proactively disclosing information on our various environment-related programs.**

## Establishment of the Fujifilm Group Green Policy

In 2002, Fujifilm established the Fujifilm Group Green Policy as part of its new medium-term environmental strategy. The policy will help promote high levels of "environmental quality," thereby enhancing customer satisfaction and promoting sustainable development.
The following are reports on just a few of the Company's activities demonstrating its environmental awareness.



FUJIFILM Group Green Policy

## Eco-Efficiency Targets

**Fujifilm aims to attain eco-efficiency levels for six types of environmental burden in 2010 that are twice the levels of those recorded in 2000.**

Fujifilm defines eco-efficiency as the value of consolidated revenue divided by the value of the environmental burden created by operations. The divisor, environmental burden, is measured in terms of greenhouse gas emissions and waste generation as well as the quantitative levels of four other types of environmental burden. For all six types of environmental burden (listed below as "a" through "f"), Fujifilm aims to attain the challenging target of achieving twice the eco-efficiency levels in 2010 that are the levels of those recorded in 2000.

$$\text{Eco-Efficiency} = \frac{\text{Revenue}}{\text{Value of Environmental Burden}}$$

**Six Types of Environmental Burden**

a. Greenhouse gas emissions
b. Natural resource use
c. Volatile organic compound (VOC) emissions into the atmosphere
d. Packaging material use
e. Waste generation
f. Water use

## Design for Environment

To increase the environmental quality of its products and services, Fujifilm is striving to comprehensively apply "design for environment" rules. From the fiscal year under review, these rules will be applied to a growing share of newly developed or improved products. For example, Fujifilm's QuickSnap one-time-use recyclable cameras have been designed from initial development stages with emphasis on the 3Rs (reduce, reuse, recycle). Accordingly, the Company has undergone such activities as unitizing components to promote reuse and creating a recycling system encompassing recovery, sorting, inspection, and remanufacturing processes. Our thorough design-for-environment systems involve the use of life cycle assessment (LCA) to gather environmental impact data throughout the life cycle of a given product, enabling us to obtain EcoLeaf Environmental Labels for our products.

□ The QuickSnap Inverse Manufacturing Factory


Customer
Camera shop
General lab
The QuickSnap Inverse Manufacturing Factory
Manufacturing
Sorting
Cleaning
Inspection
Disassembly
Resin molding
Resin recycling

□ Examples of Products That Carry EcoLeaf Labels


ECO LEAF

The QuickSnap

The FinePix F610 digital camera

### Strengthening Chemical Management Systems

Contemporary society requires the use of comprehensive risk management systems that cover all processes associated with environmentally problematic chemicals, from acquisition through final disposal. Drawing on the extensive know-how Fujifilm has obtained during many years of experience handling chemicals, it has developed comprehensive chemical management systems that the entire Fujifilm Group uses to control risks through the entirety of product life cycles.

- The Group performs a multidimensional appraisal of the safety characteristics of all of the roughly 4,000 types of chemicals it currently uses in ordinary operations, classifies the chemicals into five categories ranging from "prohibited" to "general management," and then manages the chemicals in line with relevant rules.
- For all chemicals, including those used in R&D and inspection applications, the Group has developed a chemical and environmental safety information database as well as two other databases that facilitate the highly efficient acquisition of relevant data used in chemical management operations.

**Legal Regulation Information Database**: Contains information on Japanese and overseas regulations related to more than 70,000 chemical substances

**Chemical and Environmental Safety Information Database**: Contains environmental and safety information on all the chemicals used by Fujifilm

**FMSDS Database**: Contains all the Material Safety Data Sheets (MSDSs) used within the Company by employees for internal management of environmental safety and employee safety

### Green Procurement and Green Purchasing

Fujifilm is implementing two kinds of green procurement programs: those focused on reducing the environmental burden of the raw materials, components, and packaging materials it procures and those focused on improving the environmental friendliness of suppliers. It has established a Green Purchasing Promotion Committee to seek environment-friendly products and facilitate the exchange of relevant information among offices, which is one of the targets defined by the ISO 14001 environmental management standard.

### Zero Emissions by All Domestic Group Companies

Aiming to help create a recycling-based society, Fujifilm has been taking various steps to promote the recycling of industrial waste as well as all other waste it generates, such as general waste and organic materials. As a result, it achieved zero emissions at all its manufacturing and R&D facilities in 2001 and subsequently achieved zero emissions at its head office and all other administrative and sales offices as well as at the facilities of domestic Group companies.

## Social Contribution Activities

### The Fujifilm Green Fund and Contributions to Society

In 1983, Fujifilm marked the 50th anniversary of its founding by establishing the Fujifilm Green Fund, a charitable fund with ¥1 billion in assets. This fund was the first example of a charitable trust established by a private company in Japan for the purpose of promoting nature conservation. The fund has annually provided grants for research and activities aimed at preserving and revitalizing the natural environment. By the end of the fiscal year under review, the fund had provided 79 such grants.

As another part of Fujifilm's social contribution programs, the Company's labor union has established the Green Smile Fund. This fund is engaged in diverse activities, including participation in overseas tree planting programs and other NGO programs. The Company also engages in a broad range of other social contribution activities, such as those involving the dispatch of instructors for educational and training programs and the promotion of participation in regional social contribution programs by volunteers from each of its offices.



***Tree planting project in China's Horqin Desert***

## Recognition of Fujifilm's Efforts

### Outstanding socially responsible investment (SRI) performance

Fujifilm has earned a high evaluation for its efforts to promote sustainable development regarding environmental protection as well as social and economic issues. Reflecting this, the Company is included in the following SRI stock indexes:

- Dow Jones Sustainability Index (DJSI)
- FTSE4Good Global Index


04
DJSI



FTSE4Good Index Series

# The Fujifilm Group's Advanced Technologies

**Aiming to help promote cultural progress and enrichment, the Fujifilm Group is inventing technologies that will generate numerous social benefits. As it actualizes the product functionality and ease of use required by society, Fujifilm is developing sophisticated technologies that increase the added value of its products and services.**

**Combining the Benefits of Fujifilm's Super CCD and Other Unique Technologies**

## Megapixel Camera Modules for Camera Phones

Featuring a Super CCD with 1 million effective pixels and 1632 x 1224 (2 million) recorded pixels that has been shrunk to a size appropriate for incorporation in mobile phones, the FM42000 camera module boasts compactness, high sensitivity, and low noise. It also has a Fujinon Lens that enables the capture of clear, sharp images with extremely low distortion—even along image edges. The employment of high-density mounting and ultraprecision assembly technologies has made it possible to generate superior image quality with an extraordinarily compact device that can be incorporated into mobile phones.

Fujifilm intends to continue integrating the various technologies of the Fujifilm Group to develop and supply high-image-quality camera modules for mobile phones and other portable information terminals that can create images clear enough even for photo prints.



*A megapixel camera module for incorporation in camera phones*

**Enabling the Diagnosis and Treatment of the Entire Small Intestine**

## Double-Balloon Method Electronic Enteroscopy System

The Double-balloon method Electronic Enteroscopy System developed by Fuji Photo Optical Co., Ltd., is the world's first endoscope to enable the practical diagnosis and treatment of the entire small intestine. While the length of the small intestine previously precluded its comprehensive endoscopic diagnosis and treatment, Fuji Photo Optical succeeded in overcoming this challenge by operating two balloons and an over-tube that sheathes the scope. The scope can be manipulated in a way that shrinks the length of the small intestine from seven meters to a single meter. The company has also given thorough attention to maximizing performance regarding image quality and ease of use for efficient diagnosis. In the course of clinical testing, the new system has already led to significant advances, such as enabling the discovery of numerous lesions associated with diseases in the small intestine that were previously considered rare. People associated with medical therapy have great hopes for the system in view of its capabilities permitting high-value-added examinations that promote such benefits as the early detection of lesions.



*The Double-balloon method Electronic Enteroscopy System*

**Fujifilm's Exclusive Organic Dye Technology Increases Speed of DVD-R Recording**

## Optical Disc Technology Allows 1x-16x DVD-R Recording

Fujifilm has successfully developed a new optical disc technology that enables DVD-R recording at a very wide range of speeds, from 1x to 16x. The new optical disc technology is a combination of new disc architecture technology as well as a unique organic dye developed using organic synthesis technologies based on Fujifilm's extensive experience in photographic fine chemical related research. It is expected to enable excellent playback signal quality with operational stability and compatibility at a wide range of recording speeds. Fujifilm is proactively working to promote the advantages of its unique organic dye and optical disc technology as a means of advancing the commercialization of 1x to 16x speed DVD-R discs.

**Boosting Multifunction Machine Performance in Image Quality and Productivity**

## EA-HG Toner

Fuji Xerox has developed Emulsion Aggregation, High-Grade (EA-HG ) toner, which offers top performance in image quality and productivity. This product is an advanced version of the company's Emulsion Aggregation (EA) toner, which has been highly evaluated for its ability to create prints with a high image quality. By modifying the magenta color material and optimizing various pigments, the company has improved the reproductivity of primary red-blue-green colors. During the image-setting process, the toner's increased meltability creates a silky-smooth image surface while colors are rich and vivid. Moreover, the use of a new type of wax along with high-quality toner improves the prevention of flaking and peeling during the image-fusing process, enabling higher-speed printing.

**□ A comparison of microscopic images of toner particle configurations**



*Conventional toner with irregularly shaped particles*



*EA-HG toner with potato-shaped particles that are almost spherical*

# Corporate Governance

**To promote further improvement in the efficiency and soundness of Group management systems, Fujifilm is implementing various management reforms related to corporate governance. Fujifilm is dedicated to being a company that is clearly worthy of its stakeholders' trust.**

## Basic Policy Regarding Corporate Governance

In 1998, Fujifilm introduced an executive officer system with the goal of expediting operational execution. The board of directors is positioned as the body for determining basic management policies and strategies as well as for supervising the execution of business affairs, while the executive officers are responsible for the execution of business affairs in accordance with the basic policies and strategies adopted by the board of directors. To further clarify the mission and responsibilities of directors and executive officers, the Company has assigned them one-year terms in office. Currently, the Company has 16 directors and 30 executive officers, including 15 executive officers who also serve as directors.

Fujifilm has a board of corporate auditors with five members, three of whom are external auditors who help increase input from outside perspectives. All auditors attend meetings of the board of directors, and the standing statutory auditor also attends every ordinary management council meeting. As an independent body with key roles and responsibilities in Fujifilm's corporate governance system, the auditors inspect and audit the entire range of business affair activities.

## CSR, Compliance, and Risk Management Systems

In line with its basic management principles, Fujifilm has long undertaken various CSR (Corporate Social Responsibility) activities designed to ensure high ethical standards, legal and regulatory compliance, and appropriate responses to environmental and product liability issues. In April 2004, Fujifilm further strengthened its CSR operations by establishing the CSR Division, which has the task of promoting CSR throughout the Company. In the future, Fujifilm plans to continue strengthening and augmenting its CSR activities and promoting compliance and risk management in an integrated manner.

The Company established the foundations for good compliance in its business activities by devising the Fujifilm Group's Charter for Good Corporate Behavior in 1999. Based on this charter, each principal Fujifilm Group company has drafted its own individual employee code of conduct and is duly working to ensure compliance with that code.

Fujifilm has also established a Compliance Committee chaired by the Company's president. This committee and the Compliance and Risk Management Division (a lower branch of the CSR Division), which serves as the committee's secretariat, make up the principal hub of programs for maintaining and increasing the rigor of legal and ethical compliance standards throughout the Group's operations.

In addition, Fujifilm has two committees that widely coordinate risk management activities throughout the Group—the General Risk Management Committee and the PL (Product Liability) Committee. The Compliance and Risk Management Division serves as the secretariat for the General Risk Management Committee, which helps manage risks by delegating responsibilities to diverse specialized subcommittees. The Ecology and Quality Management Division (under the CSR Division) serves as the secretariat for the PL Committee, which determines Companywide policies related to product liability management activities and considers fundamental issues associated with the promotion of those activities.

Internal auditing activities are the responsibility of the Auditor's Office, which is independent of operational execution departments, and the Company is aiming to successively expand and strengthen its internal auditing system.

□ **Fujifilm's supervision of management systems and internal control mechanisms**


Supervision
of Management
Shareholders' Meeting
Independent Auditors
Board of Corporate Auditors
Board of Directors
(Determines management policies and strategies,
supervises the execution of business affairs)
Execution of Business Affairs
and Internal Controls
President: Representative Director
(Chief Executive Officer)
Internal Controls
Auditor's Office
Execution
of Business
Affairs
Compliance Committee
Management Council
Compliance & Risk Management Div.
Executive Officers
General Risk Management Committee
Compliance & Risk Management Div.
Business Divisions and Consolidated Subsidiaries
PL Committee
Ecology & Quality Management Div.

# Board of Directors, Executive Officers, and Corporate Auditors

(As of June 29, 2004)

## Board of Directors


Shigetaka Komori
*President and Chief Executive Officer, Representative Director*


Kotaro Aso
*Representative Director*


Nobuyuki Hayashi
*Representative Director*


Akikazu Mikawa
*Director*


Shigenori Moriuchi
*Director*


Keigo Shioya
*Director*


Toshio Takahashi
*Director*


Hidenobu Fukunaga
*Director*


Hisatoyo Kato
*Director*


Yousuke Uchida
*Director*


Atsushi Yoneda
*Director*


Tadashi Sasaki
*Director*


Hiroshi Hara
*Director*


Shinpei Ikenoue
*Director*


Kohtaro Nakamura
*Director*


Minoru Ohnishi
*Director, Honorary Adviser*

## Executive Officers

*President and Chief Executive Officer*
**Shigetaka Komori**

*Executive Vice Presidents*
**Kotaro Aso**
**Nobuyuki Hayashi**
**Akikazu Mikawa**

*Senior Vice Presidents*
**Shigenori Moriuchi**
**Keigo Shioya**
**Toshio Takahashi**
**Hidenobu Fukunaga**
**Hisatoyo Kato**
**Yousuke Uchida**
**Atsushi Yoneda**
**Takeshi Tanaka**
**Hirofumi Yanagida**
**Yoshiteru Sata**

*Corporate Vice Presidents*
**Tadashi Sasaki**
**Hiroshi Hara**
**Shinpei Ikenoue**
**Kohtaro Nakamura**
**Keiichi Inuzuka**
**Nobuhira Takagi**
**Koji Kamiyama**
**Tsutomu Sugisaki**
**Hideyuki Hayashi**
**Yasutomo Maeda**
**Hisamasa Abe**
**Akio Mitsui**
**Shigehisa Shimizu**
**Noboru Sasaki**
**Yuzo Toda**
**Nobuyuki Watabe**

*Fellows*
**Shunji Takada**
**Shingo Ishimaru**
**Kozo Sato**
**Yukio Shinagawa**

## Corporate Auditors

**Yoshihiro Akaishi**
**Masahiro Miki**
**Kenichi Kamiya**
**Akiro Kojima**
**Kiichiro Furusawa**

Financial Section

Fuji Photo Film Co., Ltd. and Subsidiaries

# Financial Section

Financial Review .......... 28
Ten-Year Summary .......... 34
Consolidated Balance Sheets .......... 36
Consolidated Statements of Income .......... 38
Consolidated Statements
of Changes in Shareholders' Equity .......... 39
Consolidated Statements of Cash Flows .......... 40
Notes to Consolidated Financial Statements .......... 41
Report of Independent Auditors .......... 63



# Financial Review

## Results of Operations

### Revenue

During the fiscal year ended March 31, 2004, despite the impact of price decreases on the net sales of certain products, the Company recorded a considerable rise in sales volume, particularly for digital products. This rise, along with such factors as the consolidation of additional subsidiaries, helped to increase consolidated revenue 2.2%, or ¥54.6 billion, from the previous fiscal year, to an all-time record high of ¥2,560.3 billion. Domestic revenue edged up 0.4%, to ¥1,336.0 billion, and overseas revenue advanced 4.2%, to ¥1,224.3 billion. The effective currency exchange rates were ¥113=U.S.$1, a ¥9 appreciation of the yen compared with the previous fiscal year, and ¥132=1 euro, a ¥12 depreciation of the yen. These currency exchange rate changes had the effect of depressing sales approximately ¥13.0 billion.

### Operating Income

Despite large cost reductions due to sustained efforts to boost manufacturing efficiency and tighten the strategic focus of spending, SG&A expenses increased 2.0%, or ¥13.8 billion, to ¥704.6 billion, reflecting such factors as efforts to strengthen marketing capabilities that resulted in a rise in the number of newly consolidated domestic companies. However, the SG&A expense ratio edged down 0.1 percentage point, to 27.5%.

R&D expenses advanced 8.9%, or ¥14.2 billion, to ¥173.3 billion, owing to the Company's proactive investment in programs aimed at creating new products and businesses. Consequently, the R&D expense ratio rose 0.5 percentage point, to 6.8%.

Despite the increases in SG&A, R&D, and other operating expenses, operating income was up, owing to the growth in sales and progressive reduction of costs as well as to the one-time loss on the settlement and curtailment of the defined benefit plan recorded in the previous fiscal year. Operating income surged 12.6%, or ¥20.2 billion, to an all-time record high of ¥180.4 billion.

### Income before Income Tax

The net value of nonoperating income and expenses amounted to an expense of ¥15.4 billion, 61.1% less than the expense of ¥39.7 billion recorded in the previous fiscal year. Losses on the decline in value of investment securities dropped greatly, to ¥0.4 billion, compared with ¥17.0 billion in the previous fiscal year. Foreign exchange losses, net, improved to ¥4.8 billion, compared with losses of ¥7.2 billion in the previous fiscal year, due to a ¥2.4 billion decrease in the settlement and devaluation of receivables and payables denominated in foreign currencies at the end of the year.

Due to these factors, income before income taxes surged 36.9%, or ¥44.4 billion, to ¥164.9 billion.

**Revenue**

(Billions of yen)


1,348.8
1,383.3
2,401.1
2,505.7
2,560.3
'00
'01
'02
'03
'04

**Domestic and Overseas Revenue**

(Billions of yen)


635.6
713.2
656.0
727.3
1,355.2
1,045.9
1,330.1
1,175.6
1,336.0
1,224.3
'00
'01
'02
'03
'04
Domestic Revenue
Overseas Revenue

**Income before Income Taxes and Net Income**

(Billions of yen)


137.4
84.8
199.6
117.9
159.5
81.3
120.5
48.5
164.9
82.3
'00
'01
'02
'03
'04
Income before Income Taxes
Net Income

### Net Income

Income taxes increased 19.9%, or ¥12.0 billion, to ¥72.2 billion. The effective tax rate as a share of income before income taxes decreased from 50.0% in the previous fiscal year to 43.8% in the fiscal year under review as a result of such factors as a tax credit associated with R&D activities and IT investment.

Minority interests amounted to ¥13.2 billion, compared with ¥12.8 billion in the previous fiscal year, mainly due to the profitability of Fuji Xerox Co., Ltd., and its subsidiaries.

Equity in net earnings of affiliated companies amounted to ¥2.9 billion, compared with ¥1.1 billion in the previous fiscal year.

Net income rose 69.4%, or ¥33.8 billion, to ¥82.3 billion, and net income per share grew ¥65.87 to ¥160.38.

## Segment Information

### Imaging Solutions

Consolidated revenue in this segment declined 1.9%, or ¥15.5 billion, to ¥815.5 billion. Sales of color films were strongly impacted by such factors as the SARS outbreak and Iraq conflict in the first half of the year and inclement summer weather in Japan that depressed travel-related demand, but digital camera sales continued to be robust, particularly overseas. Segment operating income fell 23.3%, or ¥13.2 billion, to ¥43.5 billion, reflecting a general fall in digital camera prices as well as the large effect of currency exchange movements on sector revenues owing to the high share of sector revenue generated overseas.

### Information Solutions

Consolidated revenue in this segment rose 4.3%, or ¥30.8 billion, to ¥755.1 billion. Sale of flat panel display materials, medical imaging products, and graphic arts products were strong. Owing to rapidly rising demand associated with the increasing size of desktop and laptop computer monitors along with the growing popularity of LCD televisions, a significant surge was seen in the sales of flat panel display materials. Despite a rise in depreciation expense accompanying a rise in capital investment and downward pressure on profitability due to intensifying competition and falling prices in recording media markets for data storage tape products, segment operating income increased 1.5%, or ¥1.2 billion, to ¥76.4 billion, reflecting the large rise in sales of flat panel display materials.

### Document Solutions

Consolidated revenue in this segment grew 4.1%, or ¥39.3 billion, to ¥989.7 billion. This reflected the strong sales of digital color multifunction machines incorporating new technologies as well as a contribution due to steadily increasing sales generated by the high-speed continuous sheets printing systems business acquired from Fujitsu Ltd. in the previous fiscal year.

**Cost of Sales and Ratio of Cost of Sales to Revenue**

(Billions of yen, %)



57.4
58.1
58.4
58.8
58.7
774.8
803.5
1,401.2
1,472.5
1,501.9
'00
'01
'02
'03
'04
Cost of Sales
Ratio of Cost of Sales to Revenue


**R&D Expenses and Ratio of R&D Expenses to Revenue**

(Billions of yen, %)



6.1
5.7
6.1
6.3
6.8
81.7
79.1
146.9
159.1
173.3
'00
'01
'02
'03
'04
R&D Expenses
Ratio of R&D Expenses to Revenue


**Return on Equity and Return on Revenue**

(%)



8.5
6.3
7.4
5.5
4.9
4.8
3.4
2.9
3.2
1.9
'00
'01
'02
'03
'04
Return on Equity
Return on Revenue

Despite a rise in new product development expense during the first half of the year, segment operating income surged 18.1%, or ¥9.2 billion, to ¥60.6 billion, owing to the strong sales of a newly launched series of color multifunction machines during the latter half of the year.

| Year ended March 31 | **2004** | 2003 | 2002 |
|---|---|---|---|
| | | (Millions of yen) | |
| ***Imaging Solutions*** | | | |
| Revenue | **¥ 816,557** | ¥831,437 | ¥785,005 |
| Operating Income | **43,475** | 56,709 | 48,792 |
| Operating Margin | **5.3%** | 6.8% | 6.2% |
| ***Information Solutions*** | | | |
| Revenue | **¥ 760,037** | ¥729,345 | ¥688,737 |
| Operating Income | **76,380** | 75,287 | 82,523 |
| Operating Margin | **10.0%** | 10.3% | 12.0% |
| ***Document Solutions*** | | | |
| Revenue | **¥1,002,258** | ¥962,002 | ¥942,830 |
| Operating Income | **60,648** | 51,369 | 37,353 |
| Operating Margin | **6.1%** | 5.3% | 4.0% |

(before intersegment eliminations)

**Research & Development Activities**

Fujifilm believes that engaging in dynamic research and development activities that generate distinctive technologies and businesses is crucial for the continued growth of its operations. Beginning with its development of light-sensitive materials requiring advanced technological capabilities, the Company is using sophisticated technologies to create numerous distinctive products.

During the fiscal year under review, R&D expenses advanced 8.9%, or ¥14.2 billion, to ¥173.3 billion, and the R&D expense ratio increased 0.5 percentage point, to 6.8%. By business segment, R&D expenses amounted to ¥43.8 billion in imaging solutions, down 1.3%; ¥45.5 billion in information solutions, up 10.3%; and ¥84.0 billion in document solutions, up 14.3%.

**Capital Expenditure and Depreciation**

(Billions of yen)



91.3
82.8
118.8
82.1
155.5
121.8
127.3
126.7
160.7
124.6
'00
'01
'02
'03
'04


Capital Expenditure
Depreciation
(Figures do not include depreciation expense on rental equipment handled by the Document Solutions segment.)

**Net Cash Provided by Operating Activities**

(Billions of yen)



212.3
140.5
248.2
303.5
327.3
'00
'01
'02
'03
'04


**Total Assets and Equity Ratio**

(Billions of yen, %)



70.4
2,235.8
2,830.3
57.4
2,946.4
57.6
2,958.3
56.8
3,023.5
57.9
'00
'01
'02
'03
'04


Total Assets
Equity Ratio

## Financial Position

### Assets, Liabilities, and Shareholders' Equity

Total assets at the end of the fiscal year amounted to ¥3,023.5 billion, up ¥65.2 billion, or 2.2%, from the previous fiscal year-end. Total liabilities grew ¥18.3 billion, or 1.6%, to ¥1,169.9 billion, and shareholders' equity increased ¥69.2 billion, or 4.1%, to ¥1,749.8 billion. As a result, the liquidity ratio decreased 2.4 percentage points, to 198.2%. The debt ratio edged down 1.6 percentage points, to 66.9%, and the equity ratio rose 1.1 percentage points, to 57.9%. Thus, the Company maintained the stability of both its asset liquidity and its asset structure.

### Capital Expenditure and Depreciation

Capital expenditure during the fiscal year increased 26.2%, or ¥33.4 billion, to ¥160.7 billion. This reflected continued increases in the manufacturing capacity for WV Film and other flat panel display materials of manufacturing subsidiary FUJIFILM Opto Materials Co., Ltd., and other facilities. It also reflected the Company's efforts in graphic arts product operations to respond to rising demand for CTP plates by increasing the manufacturing capacity for CTP and PS plates of China-based manufacturing subsidiary FUJIFILM STARLIGHT Co., Ltd., and the undertaking the ongoing construction of a new coating plant for CTP plates by U.S.-based Fuji Photo Film, Inc., scheduled to be completed by the end of 2004.

Total depreciation on a consolidated basis (excluding intangible fixed assets and depreciation of rental equipment in the document solutions segment) decreased 1.6%, or ¥2.1 billion, to ¥124.6 billion.

## Cash Flow Analysis

Net cash provided by operating activities amounted to ¥327.3 billion, up ¥23.8 billion. This reflected the effect of increases in accrued income taxes and other liabilities and in notes and accounts payable—trade, which was partially offset by a rise in receivables.

Net cash used in investing activities totaled ¥207.1 billion, up ¥5.2 billion. Primary applications of cash used in investing activities included ¥160.0 billion used for purchases of property, plant, and equipment, ¥37.3 billion used for purchases of software, and ¥16.6 billion used for purchases of marketable and investment securities. These items were partially offset by ¥46.6 billion in proceeds from sales and maturities of marketable and investment securities. In addition, ¥21.9 billion was used for acquisitions of businesses, net of cash acquired.

Net cash used in financing activities totaled ¥63.5 billion, down ¥0.7 billion. This largely reflected repayments of long-term debt and a decrease in short-term debt. Cash dividends paid by the parent company amounted to ¥12.8 billion, approximately the same level as in the previous fiscal year.

As a result, cash and cash equivalents at the end of the fiscal year under review amounted to ¥461.7 billion, up ¥51.6 billion from the previous fiscal year-end.

## Dividends

Regarding profit distribution, Fujifilm's fundamental policy is to meet the expectations of shareholders by maintaining stable levels of cash dividends while also retaining the reserves needed to support the proactive development of its operations in the future and the strengthening of its corporate base to cope with rapid changes in its operating environment. In line with this fundamental policy, the Company has set cash dividends applicable to the fiscal year at ¥25 per share.

## Business-Related and Other Risks

The following types of risk have the potential for affecting the Fujifilm Group's financial condition and business performance. Text referring to the future is written from the perspective of the end of the fiscal year under review.

***(1) Impact of Economic and Exchange Rate Trends on Performance***

Fujifilm provides products and services in diverse markets throughout the world, and the share of consolidated sales accounted for by overseas sales was approximately 48% in the fiscal year under review. There is a possibility that performance will be greatly affected by economic conditions throughout the world and particularly by currency exchange rates.

To reduce the impact of currency exchange rates on performance, Fujifilm undertakes hedging measures, primarily using forward exchange contracts for the U.S. dollar and the euro, but currency exchange fluctuations, depending on their degree, still could have an impact on performance.

***(2) Competition in Markets***

Fujifilm provides diverse digital-related products and services—including digital cameras and other consumer products as well as such commercial use products as those for medical, graphic arts, and office applications—and, in recent years, the rising and broadening use of digital and networking technologies has led to a sustained rise in the share of digital products and services. In these business fields, although business volume is expanding, the intensification of competition with electronic equipment manufacturers and other companies is leading to falls in the selling prices of products during short periods of time and are also shortening product life cycles. By affecting sales, increasing R&D costs, and exerting other effects, these trends have the potential for reducing profitability. In the future, Fujifilm will continually work to develop products incorporating new technologies and to support the sales of such products with marketing activities, and the success or failure of these activities is expected to have an influence on performance.

***(3) Patents and Other Intellectual Property***

Fujifilm has diverse patents, know-how, and other intellectual property that enable competitive benefits, but such future events as the expiration of patents and emergence of replacement technologies may make it difficult to maintain competitive superiority.

In the wide range of business fields with which Fujifilm is associated, there are numerous companies with sophisticated and complex technologies, and the number of these technologies is rising rapidly. Developing Fujifilm's business operations sometimes may require the use of other companies' patents, know-how, and other intellectual property, and when negotiations for the use of such intellectual property are not successful there is a potential for performance to be affected. In addition, Fujifilm is developing its business while constantly taking care not to infringe on the intellectual property of other companies, but it must be recognized that in reality it is difficult to completely eliminate the risk of becoming involved with litigation. If Fujifilm becomes involved with litigation, not only litigation costs would arise but also the potential for compensatory payment costs that could have an influence on performance.

***(4) Public Regulations***

In the regions where Fujifilm is developing its operations, diverse government regulations exist that apply to Fujifilm's operations, such as business and investment permits as well as limits and regulations related to imports and exports. Moreover, Fujifilm is subject to commercial, fair trade, patent, consumer protection, tax, foreign exchange administration, environmental, and other laws and regulations.

If Fujifilm were not to strictly comply with one of these laws or regulations, it could be subject to fines. Moreover, it is possible that these laws and regulation might be tightened or greatly changed, and in such cases it is impossible to deny the possibility that Fujifilm's activities could be limited or that Fujifilm might have to bear greater costs to attain compliance or respond to the changes. Accordingly, these laws and regulations have the potential for affecting Fujifilm's performance.

***(5) Manufacturing Operations***

As Fujifilm engages in manufacturing operations throughout the world, it is possible that provision of Fujifilm's products could be halted by earthquakes or other natural disasters, the discontinuation of the manufacture of raw materials and components, the bankruptcy of suppliers, terrorist activities, wars, labor strikes, major disease outbreaks, and other factors that cause disorder. It is also possible that a rapid rise in the price of raw materials could affect Fujifilm's performance.

Fujifilm manufactures its products in conformance with rigorous quality control standards, but the possibility of defective products does exist. If Fujifilm were to have to respond to such an event by undertaking product recalls or other actions, Fujifilm's performance might be affected.

***(6) Structural Reforms***

Fujifilm is proceeding with structural reform measures that involve the manufacturing, marketing, and service activities of Group companies and mergers of Group companies, and it intends to continue such measures with the goal of striving to increase management efficiency. Depending on the degree of progress in structural reforms, it is possible that Fujifilm might bear additional costs that would affect its performance.

## Forward-Looking Statements

This document contains projections of performance and other projections that were made based on information currently available and are subject to change due to various potential risks and uncertainties. Accordingly, if events do not correspond to some of the many assumptions made by the Company to provide a basis for the projections, actual performance may be considerably different from projected performance.

# Ten-Year Summary

Fuji Photo Film Co., Ltd. and Subsidiaries

| | Year ended March 31 | | | | |
|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | 2001 | 2000 |
| | (Millions of yen, except per share figures) | | | | |
| Results for the year: | | | | | |
| Revenue: | | | | | |
| Domestic | **¥1,336,015** | ¥1,330,119 | ¥1,355,192 | ¥ 656,059 | ¥ 635,588 |
| Overseas | **1,224,372** | 1,175,584 | 1,045,952 | 727,310 | 713,253 |
| Total | **¥2,560,387** | ¥2,505,703 | ¥2,401,144 | ¥1,383,369 | ¥1,348,841 |
| Cost of sales | **1,501,978** | 1,472,456 | 1,401,211 | 803,460 | 774,757 |
| Operating expenses: | | | | | |
| Selling, general and administrative | **704,659** | 690,762 | 684,370 | 351,033 | 344,424 |
| Research and development | **173,323** | 159,119 | 146,881 | 79,144 | 81,725 |
| Operating income | **180,427** | 160,277 | 168,682 | 149,732 | 147,935 |
| Interest and dividend income | **10,584** | 10,127 | 11,950 | 8,180 | 6,975 |
| Interest expense | **(7,324)** | (8,769) | (11,649) | (11,093) | (9,957) |
| Income before income taxes | **164,948** | 120,513 | 159,549 | 199,661 | 137,405 |
| Income before minority interests and equity in net earnings of affiliated companies | **92,659** | 60,230 | 88,696 | 113,126 | 74,763 |
| Net income | **82,317** | 48,579 | 81,331 | 117,900 | 84,895 |
| Capital expenditure | **¥ 160,740** | ¥ 127,319 | ¥ 155,525 | ¥ 118,786 | ¥ 91,313 |
| Depreciation (Note 2) | **124,634** | 126,695 | 121,777 | 82,063 | 82,770 |
| Net cash provided by operating activities | **327,358** | 303,500 | 248,185 | 140,454 | 212,306 |
| Per share of common stock (¥/$): | | | | | |
| Net income (Note 3) | **¥ 160.38** | ¥ 94.51 | ¥ 158.05 | ¥ 229.11 | ¥ 164.97 |
| Cash dividends (Note 4) | **25.00** | 25.00 | 25.00 | 22.50 | 22.50 |
| Shareholders' equity (Note 5) | **¥ 3,409.80** | ¥ 3,274.17 | ¥ 3,300.45 | ¥ 3,157.55 | ¥ 3,060.68 |
| Stock price at year-end | **3,310** | 3,640 | 4,170 | 4,640 | 4,520 |
| PER (Price-to-Earnings Ratio) | **20.64** | 38.51 | 26.38 | 20.25 | 27.40 |
| PBR (Price-to-Book Value Ratio) | **0.97** | 1.11 | 1.26 | 1.47 | 1.48 |
| Year-end financial position: | | | | | |
| Total assets | **¥3,023,509** | ¥2,958,317 | ¥2,946,362 | ¥2,830,313 | ¥2,235,812 |
| Long-term debt | **116,823** | 124,404 | 137,446 | 81,246 | 20,897 |
| Total shareholders' equity | **1,749,882** | 1,680,611 | 1,698,063 | 1,624,856 | 1,575,065 |
| Average number of shares outstanding (in thousands) | **513,252** | 514,011 | 514,583 | 514,603 | 514,612 |
| Number of employees | **73,164** | 72,633 | 72,569 | 70,722 | 37,151 |

See notes on page 35.

| Year ended March 31 | | | | Period ended March 31, 1995 | Year ended March 31 |
|---|---|---|---|---|---|
| 1999 | 1998 | 1997 | 1996 | *(Note 1)* | **2004** |
| (Millions of yen, except per share figures) | | | | | (Thousands of U.S. dollars, except per share figures) *(Note 6)* |
| ¥ 618,719 | ¥ 636,755 | ¥ 645,559 | ¥ 609,521 | ¥ 267,004 | **$12,603,915** |
| 768,307 | 694,861 | 567,406 | 439,075 | 185,035 | **11,550,679** |
| ¥1,387,026 | ¥1,331,616 | ¥1,212,965 | ¥1,048,596 | ¥ 452,039 | **$24,154,594** |
| 779,985 | 735,953 | 681,030 | 595,553 | 258,449 | **14,169,603** |
| | | | | | |
| 356,967 | 338,920 | 291,315 | 246,409 | 110,606 | **6,647,727** |
| 84,740 | 81,043 | 75,924 | 73,194 | 33,659 | **1,635,123** |
| 165,334 | 175,700 | 164,696 | 133,440 | 49,325 | **1,702,141** |
| 11,298 | 10,479 | 10,247 | 13,989 | 9,242 | **99,849** |
| (11,994) | (11,524) | (11,705) | (11,573) | (6,149) | **(69,094)** |
| 138,591 | 162,756 | 161,693 | 132,599 | 50,278 | **1,556,113** |
| | | | | | |
| 69,169 | 78,044 | 76,205 | 65,613 | 23,599 | **874,141** |
| 74,709 | 91,280 | 85,349 | 72,870 | 27,277 | **776,575** |
| ¥ 115,536 | ¥ 112,800 | ¥ 97,315 | ¥ 75,393 | ¥ 27,405 | **$ 1,516,415** |
| 83,377 | 77,818 | 73,761 | 68,547 | 35,974 | **1,175,792** |
| 157,159 | 147,000 | 151,736 | 147,636 | 61,982 | **3,088,283** |
| | | | | | |
| ¥ 145.17 | ¥ 177.38 | ¥ 165.85 | ¥ 141.60 | ¥ 53.00 | **$ 1.51** |
| 22.50 | 22.50 | 22.00 | 21.00 | 9.00 | **0.24** |
| ¥ 2,893.82 | ¥ 2,842.91 | ¥ 2,684.52 | ¥ 2,540.93 | ¥ 2,368.94 | **$ 32.17** |
| 4,480 | 4,960 | 4,070 | 3,060 | 2,060 | **31.23** |
| 30.86 | 27.96 | 24.54 | 21.61 | 38.86 | |
| 1.55 | 1.74 | 1.52 | 1.20 | 0.87 | |
| | | | | | |
| ¥2,165,695 | ¥2,173,989 | ¥2,038,382 | ¥1,942,509 | ¥1,815,347 | **$28,523,670** |
| 47,363 | 53,113 | 47,036 | 63,919 | 65,270 | **1,102,104** |
| 1,489,194 | 1,463,014 | 1,381,458 | 1,307,594 | 1,219,102 | **16,508,321** |
| | | | | | |
| 514,615 | 514,610 | 514,607 | 514,616 | 514,619 | |
| 37,551 | 36,580 | 33,154 | 29,903 | 27,565 | |

Notes:

1. Figures for 1995 represent operations for the five-month and 11-day transitional period ended March 31, 1995.
2. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.
3. The computation of net income per share is based on the average number of shares outstanding during each period, appropriately adjusted for free share distributions.
4. Cash dividends per share represent the amount declared per share for the respective period.
5. The computation of shareholders' equity per share is based on the number of shares outstanding at the end of each period, appropriately adjusted for free share distributions.
6. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥106=US$1, the exchange rate prevailing on March 31, 2004.
7. At the end of March 2001, Fujifilm acquired an additional 25% of the outstanding shares of Fuji Xerox Co., Ltd., bringing its total shareholding to 75%. As a result, Fuji Xerox became a consolidated subsidiary of Fujifilm. In the financial statements for the Fujifilm Group for the year ended March 31, 2001, the balance sheet of Fuji Xerox was consolidated and the results of operations for the year then ended were accounted for by the equity method, with an ownership interest of 50% as in prior years. From the year ended March 31, 2002, the results of operations of Fuji Xerox were consolidated in the income statements.

# Consolidated Balance Sheets

Fuji Photo Film Co., Ltd. and Subsidiaries

| **Assets** | March 31 2004 | 2003 | 2004 |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) *(Note 3)* |
| Current assets: | | | |
| Cash and cash equivalents | **¥ 461,764** | ¥ 410,130 | **$ 4,356,264** |
| Marketable securities *(Note 4)* | **33,906** | 32,639 | **319,868** |
| Notes and accounts receivable *(Note 5)*: | | | |
| Trade and finance | **525,889** | 494,430 | **4,961,217** |
| Affiliated companies | **24,417** | 43,198 | **230,349** |
| Allowance for doubtful receivables | **(14,470)** | (16,150) | **(136,509)** |
| Inventories *(Note 6)* | **348,309** | 351,748 | **3,285,934** |
| Deferred income taxes *(Note 11)* | **82,276** | 76,857 | **776,189** |
| Prepaid expenses and other | **28,557** | 36,296 | **269,405** |
| Total current assets | **1,490,648** | 1,429,148 | **14,062,717** |
| Investments and long-term receivables: | | | |
| Investments in and advances to affiliated companies *(Note 7)* | **43,985** | 40,741 | **414,953** |
| Investment securities *(Note 4)* | **261,022** | 263,002 | **2,462,472** |
| Long-term finance and other receivables *(Note 5)* | **99,363** | 101,435 | **937,387** |
| Allowance for doubtful receivables | **(7,677)** | (4,991) | **(72,425)** |
| | **396,693** | 400,187 | **3,742,387** |
| Property, plant and equipment *(Note 9)*: | | | |
| Land | **69,664** | 73,083 | **657,208** |
| Buildings | **549,747** | 531,466 | **5,186,292** |
| Machinery and equipment | **1,538,884** | 1,535,312 | **14,517,774** |
| Construction in progress | **35,559** | 26,300 | **335,462** |
| | **2,193,854** | 2,166,161 | **20,696,736** |
| Less accumulated depreciation | **(1,488,705)** | (1,467,913) | **(14,044,387)** |
| | **705,149** | 698,248 | **6,652,349** |
| Other assets: | | | |
| Goodwill, net *(Notes 8 and 16)* | **214,649** | 213,713 | **2,024,991** |
| Other intangible assets, net *(Notes 8, 10 and 16)* | **35,732** | 45,246 | **337,094** |
| Deferred income taxes *(Note 11)* | **81,870** | 85,625 | **772,358** |
| Other | **98,768** | 86,150 | **931,774** |
| | **431,019** | 430,734 | **4,066,217** |
| Total assets | **¥3,023,509** | ¥2,958,317 | **$28,523,670** |

See notes to consolidated financial statements.

| Liabilities and shareholders' equity | March 31 2004 | 2003 | 2004 |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) *(Note 3)* |
| Current liabilities: | | | |
| Short-term debt *(Note 9)* | **¥ 143,265** | ¥ 159,631 | **$ 1,351,557** |
| Notes and accounts payable: | | | |
| Trade | **287,691** | 261,807 | **2,714,066** |
| Construction | **41,339** | 40,663 | **389,991** |
| Affiliated companies | **11,649** | 10,437 | **109,896** |
| Accrued income taxes *(Note 11)* | **42,626** | 25,264 | **402,132** |
| Accrued liabilities | **172,426** | 165,994 | **1,626,660** |
| Other current liabilities *(Note 11)* | **53,090** | 48,574 | **500,849** |
| Total current liabilities | **752,086** | 712,370 | **7,095,151** |
| Long-term debt *(Notes 9 and 15)* | **116,823** | 124,404 | **1,102,104** |
| Accrued pension and severance costs *(Note 10)* | **216,135** | 241,914 | **2,039,009** |
| Deferred income taxes *(Note 11)* | **42,555** | 21,672 | **401,462** |
| Customers' guarantee deposits and other *(Note 7)* | **42,303** | 51,266 | **399,085** |
| Minority interests in subsidiaries | **103,725** | 126,080 | **978,538** |
| Commitments and contingent liabilities *(Note 14)* | | | |
| Shareholders' equity *(Note 12)*: | | | |
| Common stock, without par value: | | | |
| Authorized: 800,000,000 shares | | | |
| Issued: 514,625,728 shares | **40,363** | 40,363 | **380,783** |
| Additional paid-in capital | **68,135** | 68,135 | **642,783** |
| Retained earnings | **1,722,692** | 1,653,221 | **16,251,811** |
| Accumulated other comprehensive income (loss) *(Note 13)* | **(76,121)** | (76,243) | **(718,122)** |
| Treasury stock, at cost (1,433,628 shares in 2004; 1,331,895 shares in 2003) | **(5,187)** | (4,865) | **(48,934)** |
| Total shareholders' equity | **1,749,882** | 1,680,611 | **16,508,321** |
| Total liabilities and shareholders' equity | **¥3,023,509** | ¥2,958,317 | **$28,523,670** |

# Consolidated Statements of Income

Fuji Photo Film Co., Ltd. and Subsidiaries

| | Year ended March 31 | | | |
|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** |
| | (Millions of yen) | | | (Thousands of U.S. dollars) *(Note 3)* |
| Revenue: | | | | |
| Sales | **¥2,206,049** | ¥2,158,317 | ¥2,053,481 | **$20,811,783** |
| Rentals | **354,338** | 347,386 | 347,663 | **3,342,811** |
| | **2,560,387** | 2,505,703 | 2,401,144 | **24,154,594** |
| Cost of sales: | | | | |
| Sales | **1,362,672** | 1,337,467 | 1,268,521 | **12,855,396** |
| Rentals | **139,306** | 134,989 | 132,690 | **1,314,207** |
| | **1,501,978** | 1,472,456 | 1,401,211 | **14,169,603** |
| Gross profit | **1,058,409** | 1,033,247 | 999,933 | **9,984,991** |
| Operating expenses: | | | | |
| Selling, general and administrative | **704,659** | 690,762 | 684,370 | **6,647,727** |
| Research and development | **173,323** | 159,119 | 146,881 | **1,635,123** |
| Settlement and curtailment of the defined benefit plan *(Note 10)* | **—** | 23,089 | — | **—** |
| Operating income | **180,427** | 160,277 | 168,682 | **1,702,141** |
| Other income (expenses): | | | | |
| Interest and dividend income | **10,584** | 10,127 | 11,950 | **99,849** |
| Interest expense | **(7,324)** | (8,769) | (11,649) | **(69,094)** |
| Foreign exchange gains (losses), net | **(4,835)** | (7,275) | 8,131 | **(45,613)** |
| Decline in value of investment securities *(Note 4)* | **(466)** | (17,038) | (7,615) | **(4,396)** |
| Gain on non-monetary exchanges of equity securities *(Note 4)* | **—** | — | 9,018 | **—** |
| Other, net | **(13,438)** | (16,809) | (18,968) | **(126,774)** |
| | **(15,479)** | (39,764) | (9,133) | **(146,028)** |
| Income before income taxes | **164,948** | 120,513 | 159,549 | **1,556,113** |
| Income taxes *(Note 11)*: | | | | |
| Current | **70,657** | 62,020 | 79,299 | **666,576** |
| Deferred | **1,632** | (1,737) | (8,446) | **15,396** |
| | **72,289** | 60,283 | 70,853 | **681,972** |
| Income before minority interests and equity in net earnings of affiliated companies | **92,659** | 60,230 | 88,696 | **874,141** |
| Minority interests | **(13,289)** | (12,835) | (10,597) | **(125,368)** |
| Equity in net earnings of affiliated companies | **2,947** | 1,184 | 3,232 | **27,802** |
| Net income | **¥ 82,317** | ¥ 48,579 | ¥ 81,331 | **$ 776,575** |
| | (Yen) | | | (U.S. dollars) *(Note 3)* |
| Amounts per share of common stock: | | | | |
| Net income | **¥ 160.38** | ¥ 94.51 | ¥ 158.05 | **$ 1.51** |
| Cash dividends declared | **25.00** | 25.00 | 25.00 | **0.24** |

See notes to consolidated financial statements.

# Consolidated Statements of Changes in Shareholders' Equity

Fuji Photo Film Co., Ltd. and Subsidiaries

| | Common stock | Additional paid-in capital | Retained earnings | Accumulated other comprehensive income (loss) | Treasury stock | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | (Millions of yen) | | | | | |
| **Balance at March 31, 2001** | ¥ 40,363 | ¥ 68,135 | ¥ 1,549,803 | ¥ (33,289) | ¥ (156) | ¥ 1,624,856 |
| Comprehensive income: | | | | | | |
| Net income | — | — | 81,331 | — | — | 81,331 |
| Net decrease in unrealized gains on securities | — | — | — | (12,649) | — | (12,649) |
| Foreign currency translation adjustments | — | — | — | 51,020 | — | 51,020 |
| Minimum pension liability adjustments | — | — | — | (33,227) | — | (33,227) |
| Change in net unrealized gains (losses) on derivatives | — | — | — | 12 | — | 12 |
| Net comprehensive income | | | | | | 86,487 |
| Purchases of stock for treasury | — | — | — | — | (2,123) | (2,123) |
| Sales of stock from treasury | — | — | — | — | 1,707 | 1,707 |
| Cash dividends applicable to earnings of the year | — | — | (12,864) | — | — | (12,864) |
| **Balance at March 31, 2002** | 40,363 | 68,135 | 1,618,270 | (28,133) | (572) | 1,698,063 |
| Comprehensive income: | | | | | | |
| Net income | — | — | 48,579 | — | — | 48,579 |
| Net decrease in unrealized gains on securities | — | — | — | (251) | — | (251) |
| Foreign currency translation adjustments | — | — | — | (28,615) | — | (28,615) |
| Minimum pension liability adjustments | — | — | — | (16,423) | — | (16,423) |
| Change in net unrealized gains (losses) on derivatives | — | — | — | (65) | — | (65) |
| Net comprehensive income | | | | | | 3,225 |
| Purchases of stock for treasury | — | — | — | — | (4,293) | (4,293) |
| Cash dividends applicable to earnings of the year | — | — | (12,846) | — | — | (12,846) |
| Change of fiscal year-end of certain subsidiaries | — | — | (782) | (2,756) | — | (3,538) |
| **Balance at March 31, 2003** | 40,363 | 68,135 | 1,653,221 | (76,243) | (4,865) | 1,680,611 |
| Comprehensive income: | | | | | | |
| Net income | **—** | **—** | **82,317** | **—** | **—** | **82,317** |
| Net increase in unrealized gains on securities | **—** | **—** | **—** | **21,028** | **—** | **21,028** |
| Foreign currency translation adjustments | **—** | **—** | **—** | **(34,379)** | **—** | **(34,379)** |
| Minimum pension liability adjustments | **—** | **—** | **—** | **13,573** | **—** | **13,573** |
| Change in net unrealized gains (losses) on derivatives | **—** | **—** | **—** | **(100)** | **—** | **(100)** |
| Net comprehensive income | | | | | | **82,439** |
| Purchases of stock for treasury | **—** | **—** | **—** | **—** | **(521)** | **(521)** |
| Sales of stock from treasury | **—** | **—** | **(13)** | **—** | **199** | **186** |
| Cash dividends applicable to earnings of the year | **—** | **—** | **(12,833)** | **—** | **—** | **(12,833)** |
| **Balance at March 31, 2004** | **¥ 40,363** | **¥ 68,135** | **¥ 1,722,692** | **¥ (76,121)** | **¥ (5,187)** | **¥ 1,749,882** |
| | (Thousands of U.S. dollars) *(Note 3)* | | | | | |
| **Balance at March 31, 2003** | $380,783 | $642,783 | $15,596,425 | $(719,273) | $(45,896) | $15,854,822 |
| Comprehensive income: | | | | | | |
| Net income | **—** | **—** | **776,575** | **—** | **—** | **776,575** |
| Net increase in unrealized gains on securities | **—** | **—** | **—** | **198,377** | **—** | **198,377** |
| Foreign currency translation adjustments | **—** | **—** | **—** | **(324,330)** | **—** | **(324,330)** |
| Minimum pension liability adjustments | **—** | **—** | **—** | **128,047** | **—** | **128,047** |
| Change in net unrealized gains (losses) on derivatives | **—** | **—** | **—** | **(943)** | **—** | **(943)** |
| Net comprehensive income | | | | | | **777,726** |
| Purchases of stock for treasury | **—** | **—** | **—** | **—** | **(4,915)** | **(4,915)** |
| Sales of stock from treasury | **—** | **—** | **(123)** | **—** | **1,877** | **1,754** |
| Cash dividends applicable to earnings of the year | **—** | **—** | **(121,066)** | **—** | **—** | **(121,066)** |
| **Balance at March 31, 2004** | **$380,783** | **$642,783** | **$16,251,811** | **$(718,122)** | **$(48,934)** | **$16,508,321** |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

Fuji Photo Film Co., Ltd. and Subsidiaries

| | Year ended March 31 | | | |
|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** |
| | (Millions of yen) | | | (Thousands of U.S. dollars) *(Note 3)* |
| **Operating activities** | | | | |
| Net income | **¥ 82,317** | ¥ 48,579 | ¥ 81,331 | **$ 776,575** |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation and amortization | **172,622** | 173,986 | 189,146 | **1,628,509** |
| Decline in value of investment securities | **466** | 17,038 | 7,615 | **4,396** |
| Gain on non-monetary exchanges of equity securities | **—** | — | (9,018) | **—** |
| Deferred income taxes | **1,632** | (1,737) | (8,446) | **15,396** |
| Minority interests | **13,289** | 12,835 | 10,597 | **125,368** |
| Equity in net earnings of affiliated companies, less dividends received | **(667)** | (944) | (2,637) | **(6,292)** |
| Changes in operating assets and liabilities: | | | | |
| Notes and accounts receivable | **(20,519)** | (95) | 5,630 | **(193,575)** |
| Inventories | **174** | 12,771 | 24,087 | **1,642** |
| Notes and accounts payable—trade | **19,719** | 16,819 | (45,316) | **186,028** |
| Accrued income taxes and other liabilities | **40,481** | (1,149) | (7,551) | **381,896** |
| Other | **17,844** | 25,397 | 2,747 | **168,340** |
| Net cash provided by operating activities | **327,358** | 303,500 | 248,185 | **3,088,283** |
| **Investing activities** | | | | |
| Purchases of property, plant and equipment | **(160,070)** | (122,624) | (158,815) | **(1,510,094)** |
| Purchases of software | **(37,367)** | (37,553) | (26,443) | **(352,519)** |
| Proceeds from sales and maturities of marketable and investment securities | **46,672** | 33,058 | 34,234 | **440,302** |
| Purchases of marketable and investment securities | **(16,634)** | (23,656) | (116,104) | **(156,925)** |
| Decrease (increase) in investments in and advances to affiliated companies | **1,702** | (6,361) | (314) | **16,057** |
| Acquisitions of businesses and minority interests, net of cash acquired | **(21,901)** | (33,486) | (26,750) | **(206,613)** |
| Other | **(19,588)** | (11,306) | (556) | **(184,793)** |
| Net cash used in investing activities | **(207,186)** | (201,928) | (294,748) | **(1,954,585)** |
| **Financing activities** | | | | |
| Proceeds from long-term debt | **6,604** | 16,055 | 82,383 | **62,302** |
| Repayments of long-term debt | **(25,787)** | (28,708) | (36,199) | **(243,274)** |
| Decrease in short-term debt | **(27,615)** | (29,902) | (78,024) | **(260,519)** |
| Cash dividends paid | **(12,833)** | (12,861) | (12,222) | **(121,066)** |
| Cash dividends paid to minority shareholders | **(3,550)** | (4,579) | (1,396) | **(33,491)** |
| Purchases of stock for treasury, net | **(335)** | (4,257) | (416) | **(3,160)** |
| Net cash used in financing activities | **(63,516)** | (64,252) | (45,874) | **(599,208)** |
| Effect of exchange rate changes on cash and cash equivalents | **(5,022)** | (4,780) | 8,072 | **(47,377)** |
| Net increase (decrease) in cash and cash equivalents | **51,634** | 32,540 | (84,365) | **487,113** |
| Change of fiscal year-end of certain subsidiaries | **—** | (4,311) | — | **—** |
| Cash and cash equivalents at beginning of year | **410,130** | 381,901 | 466,266 | **3,869,151** |
| Cash and cash equivalents at end of year | **¥461,764** | ¥410,130 | ¥381,901 | **$4,356,264** |
| **Supplemental disclosures of cash flow information** | | | | |
| Cash paid for: | | | | |
| Interest | **¥ 7,301** | ¥ 9,353 | ¥ 11,283 | **$ 68,877** |
| Income taxes | **44,949** | 73,621 | 98,764 | **424,047** |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

Fuji Photo Film Co., Ltd. and Subsidiaries March 31, 2004

## 1. Nature of Operations

Fuji Photo Film Co., Ltd. (the "Company") is a multinational manufacturer of photographic products, with an involvement in imaging, information and document solutions. The Company and its subsidiaries operate throughout the world, generating approximately 48% of its worldwide revenue outside Japan, predominantly in North America and Europe. The Company's principal manufacturing operations are located in Japan, the United States of America, Brazil, Germany, the Netherlands, Singapore and China.

## 2. Summary of Significant Accounting Policies

The Company and its domestic subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan. The Company's foreign subsidiaries maintain their records and prepare their financial statements in conformity with the conventions of their countries of domicile. Certain reclassifications and adjustments have been incorporated in the consolidated financial statements to conform them to accounting principles generally accepted in the United States of America. These adjustments have not been recorded in the Company's statutory books of account.

Significant accounting policies, after reflecting the adjustments referred to above, are summarized as follows:

### *Principles of Consolidation and Accounting for Investments in Affiliated Companies*

The consolidated financial statements include the accounts of the Company and all entities that the Company directly or indirectly controls. All significant intercompany transactions and accounts have been eliminated. During the year ended March 31, 2003, certain foreign subsidiaries that had used a February 28 year-end changed their fiscal year-end from February 28 to March 31 in order to conform to the Company's fiscal year-end. The net loss of ¥782 million and net changes in other comprehensive income (loss) of ¥2,756 million for the one-month period ended March 31, 2002 were directly debited to retained earnings and other comprehensive income (loss), respectively.

The Company's investments in affiliated companies (20% to 50% owned companies), in which the ability to exercise significant influence exists, are accounted for by the equity method. Consolidated net income includes the Company's equity in the current net earnings or losses of such companies after the elimination of unrealized intercompany profits.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### *Foreign Currency Translations*

The Company's foreign subsidiaries generally use the local currency as their functional currency. Accordingly, assets and liabilities are translated into the reporting currency using exchange rates in effect at the balance sheet date and income and expenses are translated using average exchange rates prevailing during the year. Adjustments resulting from this translation process are accumulated in other comprehensive income (loss), a separate component of shareholders' equity.

Assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using exchange rates in effect at the respective balance sheet dates with the resulting gains or losses included in operations.

### *Cash Equivalents*

The Company considers all highly liquid investments which are readily convertible into cash and that have maturities of three months or less, on the date of purchase, to be cash equivalents.

### *Marketable Securities and Investment Securities*

The Company has designated their marketable securities and investment securities as available-for-sale, which are carried at their fair value with changes in unrealized gains or losses reported in other comprehensive income (loss), net of applicable taxes. The cost of securities sold is based on the average-cost method. Dividends on available-for-sale securities are included in "Interest and dividend income" in other income (expenses).

### *Allowance for Doubtful Receivables*

Allowances for doubtful trade, finance and other receivables are determined based on a combination of historical experience, aging analysis and any specific known troubled accounts.

### *Inventories*

Inventories are valued at the lower of cost or market with cost being determined principally by the moving-average method. Periodically, the Company reviews inventories for obsolete, slow-moving or excess amounts and, if required, provides an allowance to recognize their estimated net realizable values.

### *Property, Plant and Equipment and Depreciation*

Property, plant and equipment is carried at cost, less accumulated depreciation computed primarily by the declining-balance method and, for certain foreign subsidiaries, by the straight-line method. Estimated useful lives for buildings are primarily 15 to 50 years and for machinery and equipment are 2 to 15 years.

Machinery and equipment includes machines rented to customers under operating leases with a cost and accumulated depreciation of ¥82,993 million ($782,953 thousand) and ¥58,487 million ($551,764 thousand) as of March 31, 2004 and ¥84,283 million and ¥59,761 million as of March 31, 2003, respectively.

### *Goodwill and Other Intangible Assets*

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired, and other intangible assets principally consist of costs allocated to patents and long-term product customer supply agreements.

Under Statement of Financial Accounting Standards Board ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and other indefinite lived intangible assets are no longer amortized but are tested annually, as of January 1, for impairment. Impairment tests are performed principally based on present value techniques of estimated future cash flows on each reporting unit. The discount rate used is based on the reporting unit's weighted average cost of capital. In addition to the annual impairment test, an interim test for goodwill impairment will be performed when events occur or circumstances indicate that the carrying value may not be recoverable. Intangible assets having other than those with an indefinite life are amortized over their estimated useful lives.

At April 1, 2002, the net carrying amount and accumulated amortization of goodwill were ¥191,294 million and ¥21,727 million, respectively, and indefinite lived intangible assets were not material. Upon adoption of SFAS No. 142, the Company performed an initial transition impairment test and determined that its goodwill was not impaired.

Prior to the adoption of SFAS No. 142, goodwill and other intangible assets were amortized on a straight-line basis over the estimated period of benefit, the underlying contractual period, or a maximum of 20 years.

### *Capitalized Software Costs*

The Company capitalizes certain software development costs, which are being amortized on a straight-line basis over the estimated useful lives of the software. As of March 31, 2004 and 2003, capitalized software costs, including those to be sold, totaled ¥89,728 million ($846,491 thousand) and ¥76,035 million, respectively, net of accumulated amortization of ¥59,140 million ($557,925 thousand) and ¥57,043 million, respectively. Capitalized software costs are included in other assets.

### *Impairment of Long-Lived Assets*

The Company reviews long-lived assets, excluding goodwill and other intangible assets not being amortized, for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If this evaluation indicates that the assets will not be recoverable, the carrying value of the Company's assets would be reduced to their estimated fair value.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

### *Revenue Recognition*

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the products or services have been provided to customers, the sales price is fixed or determinable, and collectibility is reasonably assured.

The above conditions are generally met when products are delivered to customers for product sales, services are performed or at the inception of leases for revenue from sales-type leases. Associated interest income on sales-type leases is recognized using the effective interest method with the allocation based on the net investment in outstanding leases. Rentals from operating leases are recognized as earned over the respective lease terms. Certain sales incentives are deducted from revenue.

The Company sells certain products and services under bundled contract agreements which contain multiple deliverable elements as defined in Emerging Issues Task Force ("EITF") 00-21. The Company has recognized revenue from the sale of such products upon delivery and acceptance by customers and such services upon customers' usage. The adoption of EITF 00-21 was not significant to the operating results and financial position of the Company.

***Product Warranties***

The Company provides product warranties for certain of its products. These warranties generally extend for periods of one year from the date of sale. A liability for expected warranty costs and additional service actions is accrued at the time that the related revenue is recognized. In estimating the warranty liability, historical experience is considered.

***Shipping and Handling Costs***

Shipping and handling costs of ¥56,914 million ($536,925 thousand), ¥51,683 million and ¥48,371 million for the years ended March 31, 2004, 2003 and 2002, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

***Advertising Costs***

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to ¥45,421 million ($428,500 thousand), ¥52,356 million and ¥51,923 million for the years ended March 31, 2004, 2003 and 2002, respectively.

***Income Taxes***

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse. A valuation allowance is recognized to reduce the deferred tax assets to the amount that is considered more likely than not to be realized.

***Derivative Financial Instruments***

The Company recognizes all derivative financial instruments, such as interest rate swaps, cross currency interest rate swaps, forward foreign exchange contracts, currency swaps and aluminum forward contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Changes in fair values of derivatives, which are not designated or qualified as hedges, are reported in income.

***Net Income Per Share***

The amounts per share of net income are based on the weighted average number of shares of common stock outstanding during the year.

## 3. U.S. Dollar Amounts

Solely for the convenience of the reader and as a matter of arithmetical computation only, the 2004 amounts in the consolidated financial statements have been translated from Japanese yen into U.S. dollars at the rate of ¥106=U.S.$1.00, the exchange rate prevailing on March 31, 2004. The translation should not be construed as a representation that Japanese yen could be converted into U.S. dollars at this or any other rate.

## 4. Investments in Debt and Equity Securities

The cost, gross unrealized gains, gross unrealized losses and estimated fair value of the available-for-sale securities by major security type at March 31, 2004 and 2003 are summarized as follows:

| | 2004 | | | |
|---|---|---|---|---|
| | Cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| | (Millions of yen) | | | |
| Marketable securities: | | | | |
| Corporate debt securities | **¥ 33,931** | **¥ 26** | **¥ 51** | **¥ 33,906** |
| | **¥ 33,931** | **¥ 26** | **¥ 51** | **¥ 33,906** |
| Investment securities: | | | | |
| Government debt securities | **¥ 2,699** | **¥ 39** | **¥ 0** | **¥ 2,738** |
| Corporate debt securities | **129,684** | **924** | **517** | **130,091** |
| Equity securities | **49,898** | **44,002** | **150** | **93,750** |
| | **¥182,281** | **¥44,965** | **¥667** | **¥226,579** |

| | 2003 | | | |
|---|---|---|---|---|
| | Cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| | (Millions of yen) | | | |
| Marketable securities: | | | | |
| Corporate debt securities | ¥ 32,647 | ¥ 53 | ¥ 61 | ¥ 32,639 |
| | ¥ 32,647 | ¥ 53 | ¥ 61 | ¥ 32,639 |
| Investment securities: | | | | |
| Government debt securities | ¥ 2,743 | ¥ 90 | ¥ — | ¥ 2,833 |
| Corporate debt securities | 167,717 | 604 | 2,737 | 165,584 |
| Equity securities | 44,654 | 17,056 | 2,381 | 59,329 |
| | ¥215,114 | ¥17,750 | ¥5,118 | ¥227,746 |

| | 2004 | | | |
|---|---|---|---|---|
| | Cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| | (Thousands of U.S. dollars) | | | |
| Marketable securities: | | | | |
| Corporate debt securities | **$ 320,104** | **$ 245** | **$ 481** | **$ 319,868** |
| | **$ 320,104** | **$ 245** | **$ 481** | **$ 319,868** |
| Investment securities: | | | | |
| Government debt securities | **$ 25,462** | **$ 368** | **$ 0** | **$ 25,830** |
| Corporate debt securities | **1,223,434** | **8,717** | **4,877** | **1,227,274** |
| Equity securities | **470,736** | **415,113** | **1,415** | **884,434** |
| | **$1,719,632** | **$424,198** | **$6,292** | **$2,137,538** |

The difference between the amounts disclosed above for investment securities and the amounts on the balance sheet is due to certain non-listed equity securities which are carried at cost and are reduced to net realizable value for other-than-temporary declines in market value.

Gross realized losses of available-for-sale securities, which include losses on decline in value considered as other-than-temporary, for the years ended March 31, 2004, 2003 and 2002 were ¥473 million ($4,462 thousand), ¥17,769 million and ¥8,535 million, respectively. Proceeds from and gross realized gains on sales of available-for-sale securities for each of the three years in the period ended March 31, 2004 were insignificant, except for the gain on the non-monetary exchange of equity securities recognized in the year ended March 31, 2002, as explained in the following paragraphs.

During the year ended March 31, 2002, the Company recognized a non-monetary gain of ¥9,018 million from the exchange of its investments in certain banks for the marketable equity securities of a newly merged bank or new bank holding company and established a new cost basis for the securities of such a newly merged bank or bank holding company.

Net unrealized holding gains on available-for-sale securities, net of the related taxes, increased by ¥21,028 million ($198,377 thousand) for the year ended March 31, 2004 and decreased by ¥251 million and ¥12,649 million for the years ended March 31, 2003 and 2002, respectively.

The cost and estimated fair value of debt securities at March 31, 2004, by contractual maturity, are shown below. The expected maturities may differ from the contractual maturities because the issuers of the debt securities may have the right to prepay the obligations without penalties.

| | Cost | Estimated fair value | Cost | Estimated fair value |
|---|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) | |
| Due in one year or less | **¥ 33,931** | **¥ 33,906** | **$ 320,104** | **$ 319,868** |
| Due after one year through five years | **126,191** | **126,751** | **1,190,481** | **1,195,764** |
| Due after five years through ten years | **6,192** | **6,078** | **58,415** | **57,340** |
| | **¥166,314** | **¥166,735** | **$1,569,000** | **$1,572,972** |

## 5. Finance Receivables

Finance receivables represent receivables recorded on sales-type leases resulting from the marketing of the Company's printing and copying machines. The current portion of finance receivables and amounts due after one year are included in notes and accounts receivable—trade and finance and long-term finance and other receivables, respectively. These receivables generally mature over one to six years. The components of finance receivables as of March 31, 2004 and 2003 are as follows:

| | **2004** | 2003 | **2004** |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Gross receivables | **¥85,228** | ¥90,661 | **$804,038** |
| Unearned income | **(13,520)** | (14,634) | **(127,547)** |
| Allowance for doubtful receivables | **(3,088)** | (2,976) | **(29,133)** |
| Finance receivables, net | **¥68,620** | ¥73,051 | **$647,358** |

The future minimum lease payments to be received under sales-type leases as of March 31, 2004 are summarized as follows:

| | (Millions of yen) | (Thousands of U.S. dollars) |
|---|---|---|
| Year ending March 31: | | |
| 2005 | ¥30,602 | $288,698 |
| 2006 | 23,076 | 217,698 |
| 2007 | 16,951 | 159,915 |
| 2008 | 10,392 | 98,038 |
| 2009 | 3,857 | 36,387 |
| 2010 and thereafter | 350 | 3,302 |
| Total future minimum lease payments | ¥85,228 | $804,038 |

## 6. Inventories

Inventories at March 31, 2004 and 2003 consisted of the following:

| | **2004** | 2003 | **2004** |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Finished goods | **¥215,448** | ¥218,483 | **$2,032,528** |
| Work in process | **63,558** | 65,273 | **599,604** |
| Raw materials and supplies | **69,303** | 67,992 | **653,802** |
| | **¥348,309** | ¥351,748 | **$3,285,934** |

## 7. Investments in Affiliated Companies

Investments in affiliated companies accounted for by the equity method amounted to ¥42,305 million ($399,104 thousand) and ¥39,206 million at March 31, 2004 and 2003, respectively. The combined financial position and results of operations of the Company's affiliates accounted for by the equity method are summarized as follows:

| | **2004** | 2003 | **2004** |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Current assets | **¥126,529** | ¥161,606 | **$1,193,670** |
| Noncurrent assets | **67,122** | 90,632 | **633,226** |
| Total assets | **¥193,651** | ¥252,238 | **$1,826,896** |
| Current liabilities | **¥ 78,174** | ¥127,907 | **$ 737,490** |
| Long-term liabilities | **33,413** | 44,888 | **315,217** |
| Shareholders' equity | **82,064** | 79,443 | **774,189** |
| Total liabilities and shareholders' equity | **¥193,651** | ¥252,238 | **$1,826,896** |

| | **2004** | 2003 | 2002 | **2004** |
|---|---|---|---|---|
| | | (Millions of yen) | | (Thousands of U.S. dollars) |
| Revenue | **¥255,963** | ¥323,944 | ¥319,011 | **$2,414,745** |
| Net income | **10,197** | 703 | 6,158 | **96,198** |

Transactions with affiliated companies for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

| | **2004** | 2003 | 2002 | **2004** |
|---|---|---|---|---|
| | | (Millions of yen) | | (Thousands of U.S. dollars) |
| Revenue | **¥88,212** | ¥127,452 | ¥108,801 | **$832,189** |
| Purchases | **36,818** | 32,599 | 30,680 | **347,340** |
| Dividends received | **2,280** | 1,074 | 351 | **21,509** |

Customers' guarantee deposits received from affiliated companies amounted to ¥1,625 million ($15,330 thousand) and ¥17,242 million at March 31, 2004 and 2003, respectively.

## 8. Goodwill and Other Intangible Assets

The changes in goodwill by operating segment for the years ended March 31, 2004 and 2003 were as follows:

| | Imaging Solutions | Information Solutions | Document Solutions | Total |
|---|---|---|---|---|
| | | (Millions of Yen) | | |
| As of March 31, 2002 | ¥2,118 | ¥ 9,466 | ¥179,710 | ¥191,294 |
| Acquired | 6,764 | 4,178 | 15,693 | 26,635 |
| Impaired | — | — | — | — |
| Translation and other | 415 | (1,601) | (3,030) | (4,216) |
| As of March 31, 2003 | ¥9,297 | ¥12,043 | ¥192,373 | ¥213,713 |
| Acquired | — | 2,295 | — | 2,295 |
| Impaired | — | — | — | — |
| Translation and other | (272) | (969) | (118) | (1,359) |
| **As of March 31, 2004** | **¥9,025** | **¥13,369** | **¥192,255** | **¥214,649** |

| | Imaging Solutions | Information Solutions | Document Solutions | Total |
|---|---|---|---|---|
| | | (Thousands of U.S. dollars) | | |
| As of March 31, 2003 | $87,708 | $113,613 | $1,814,840 | $2,016,161 |
| Acquired | — | 21,651 | — | 21,651 |
| Impaired | — | — | — | — |
| Translation and other | (2,566) | (9,141) | (1,114) | (12,821) |
| **As of March 31, 2004** | **$85,142** | **$126,123** | **$1,813,726** | **$2,024,991** |

Reconciliation of reported net income to the net income adjusted to exclude the amortization expense related to goodwill is as follows:

| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | (Millions of yen) | | | (Thousands of U.S. dollars) | |
| Reported net income: | **¥82,317** | ¥48,579 | ¥81,331 | **$776,575** | $458,292 | $767,274 |
| Add back—after tax amounts: | | | | | | |
| Goodwill amortization | **—** | — | 13,538 | **—** | — | 127,717 |
| Adjusted net income | **¥82,317** | ¥48,579 | ¥94,869 | **$776,575** | $458,292 | $894,991 |

| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | (Yen) | | | (U.S. dollars) | |
| Per share data: | **¥160.38** | ¥94.51 | ¥158.05 | **$1.51** | $0.89 | $1.49 |
| Reported basic and diluted EPS | | | | | | |
| Add back—after tax amounts: | | | | | | |
| Goodwill amortization | **—** | — | 26.31 | **—** | — | 0.25 |
| Adjusted basic and diluted EPS | **¥160.38** | ¥94.51 | ¥184.36 | **$1.51** | $0.89 | $1.74 |

Intangible assets subject to amortization are as follows:

| | 2004 | | 2003 | | 2004 | |
|---|---|---|---|---|---|---|
| | Gross carrying amount | Accumulated amortization | Gross carrying amount | Accumulated amortization | Gross carrying amount | Accumulated amortization |
| | | (Millions of Yen) | | | (Thousands of U.S. dollars) | |
| Patents | **¥23,187** | **¥ 8,936** | ¥22,662 | ¥ 6,050 | **$218,745** | **$ 84,302** |
| Customer supply agreements | **46,419** | **35,171** | 52,792 | 34,721 | **437,915** | **331,802** |
| Other intangibles | **13,504** | **5,444** | 13,282 | 5,314 | **127,396** | **51,358** |
| | **¥83,110** | **¥49,551** | ¥88,736 | ¥46,085 | **$784,056** | **$467,462** |

The difference between the above amounts disclosed and the amounts of other intangible assets on the balance sheet at March 31, 2004 and 2003 include intangible assets of ¥2,173 million ($20,500 thousand) and ¥2,595 million, respectively, which were recorded under SFAS No. 87, "Employers' Accounting for Pensions," as discussed in Note 10.

The weighted-average amortization period for patents and customer supply agreements are 8 years and 10 years, respectively. The aggregate amortization expense for intangible assets for the years ended March 31, 2004, 2003 and 2002 were ¥8,807 million ($83,085 thousand), ¥9,018 million and ¥9,463 million, respectively.

The estimated aggregate amortization expense for intangible assets subject to amortization for the next five years is as follows:

| | (Millions of yen) | (Thousands of U.S. dollars) |
|---|---|---|
| Year ending March 31: | | |
| 2005 | ¥8,618 | $81,302 |
| 2006 | 8,459 | 79,802 |
| 2007 | 5,593 | 52,764 |
| 2008 | 3,396 | 32,038 |
| 2009 | 3,052 | 28,792 |

## 9. Short-Term and Long-Term Debt

Short-term debt consisted of the following:

| | 2004 | 2003 | 2004 |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Borrowings from banks | **¥105,508** | ¥100,783 | **$ 995,359** |
| Commercial paper | **17,707** | 33,895 | **167,047** |
| Notes payable | **5,067** | 6,486 | **47,802** |
| Current portion of long-term debt | **14,983** | 18,467 | **141,349** |
| | **¥143,265** | ¥159,631 | **$1,351,557** |

The weighted-average interest rates per annum on bank borrowings, commercial paper and notes payable outstanding at March 31, 2004 and 2003 were 2.22% and 3.33%, respectively. Short-term debt is principally unsecured.

Long-term debt at March 31, 2004 and 2003 consisted of the following:

| | 2004 | 2003 | 2004 |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Loans, principally from banks, due 2005 to 2012, with interest rates ranging from 0.545% to 8.5% at March 31, 2004 and due 2004 to 2018, with interest rates ranging from 0.545% to 8.75% at March 31, 2003: | | | |
| Secured | **¥ 4,286** | ¥ 3,270 | **$ 40,434** |
| Unsecured | **63,759** | 67,522 | **601,500** |
| Medium-term notes payable in Japanese yen, due 2005 to 2013, with fixed and floating interest rates ranging from 0.20% to 2.24% at March 31, 2004 and due 2004 to 2013, with fixed and floating interest rates ranging from 0.20% to 2.80% at March 31, 2003 | **18,264** | 27,312 | **172,302** |
| Unsecured bonds: | | | |
| 0.6200% yen bonds, due 2007 | **3,000** | 3,000 | **28,302** |
| 0.6475% yen bonds, due 2007 | **7,500** | 7,500 | **70,755** |
| 1.6300% yen bonds, due 2008 | **5,000** | 5,000 | **47,170** |
| 1.0075% yen bonds, due 2009 | **6,100** | 6,100 | **57,547** |
| 1.0050% yen bonds, due 2009 | **2,000** | 2,000 | **18,868** |
| 1.9900% yen bonds, due 2011 | **10,000** | 10,000 | **94,339** |
| 1.5175% yen bonds, due 2012 | **3,000** | 3,000 | **28,302** |
| Other | **8,897** | 8,167 | **83,934** |
| | **131,806** | 142,871 | **1,243,453** |
| Portion due within one year | **(14,983)** | (18,467) | **(141,349)** |
| | **¥116,823** | ¥124,404 | **$1,102,104** |

The weighted-average interest rates of long-term loans from banks in the above table were approximately 1.64% and 1.7% at March 31, 2004 and 2003, respectively. Certain long-term debts have call options that may be exercised at the respective interest payment dates.

The aggregate annual maturities of long-term debt subsequent to March 31, 2004 are summarized as follows:

| | (Millions of yen) | (Thousands of U.S. dollars) |
|---|---|---|
| Year ending March 31: | | |
| 2005 | ¥ 14,983 | $ 141,349 |
| 2006 | 21,283 | 200,783 |
| 2007 | 28,483 | 268,708 |
| 2008 | 6,242 | 58,887 |
| 2009 | 25,125 | 237,028 |
| 2010 and thereafter | 35,690 | 336,698 |
| | ¥131,806 | $1,243,453 |

At March 31, 2004, certain loans were secured by machinery and equipment with a net book value of ¥4,944 million ($46,642 thousand).

## 10. Pension and Severance Plans

Employees of the Company and its domestic subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or pension payments as described below, determined by reference to their current basic rate of pay, length of service and the conditions under which termination occurs.

The Company and certain of its domestic subsidiaries have funded non-contributory defined benefit pension plans whose assets are maintained at trust banks and insurance companies, and also have a defined contribution plan. The funding policy for defined benefit plans is to make actuarially determined contributions to provide the plans with sufficient assets to meet future benefit payment requirements.

The Company and certain of its domestic subsidiaries also had two defined benefit pension plans, which had been funded in conformity with the requirements of the Welfare Pension Insurance Law of Japan. The pension plans consisted of two portions: a governmental welfare contributory portion (which would otherwise be provided by the Japanese government) and an additional non-contributory defined benefit portion. The pension benefits were determined based on years of service and compensation as stipulated in the pension plan's regulations.

In March 2003, one of the defined pension plans was liquidated and the obligation and related plan assets of the governmental welfare contributory portion were transferred to a governmental agency and the remaining non-contributory defined benefit portion was transferred into a defined contribution plan. Upon the liquidation, a net loss of ¥23,089 million was incurred, which included a gain of ¥52,136 million reflecting the government subsidy arising from the difference between the obligation settled and the assets transferred to the government, determined pursuant to the government formula. In order to facilitate the liquidation of the defined pension plan, certain marketable equity securities held in the employee retirement benefit trust were returned to the Company at their current fair market value at that time of approximately ¥21,780 million and the employee retirement benefit trust was dissolved.

In January 2003, certain domestic subsidiaries obtained the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of another defined benefit plan, over which the Japanese government will take responsibility. The subsidiaries obtained the final approval from the Japanese government in January 2004 under which the subsidiaries will be relieved of all past benefit obligations under the governmental welfare component of the plans, with the transfer to the government of certain specified amounts, to be computed by a government specified formula, from the assets of the subsidiaries' pension plans. The entire settlement process is planned to be made during the year ending March 31, 2005. The Company will account for the elimination of future benefit obligations and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction. Based on current assumptions, the Company estimates that this transaction would result in a decrease of approximately ¥181,000 million ($1,707,547 thousand) in the benefit obligations. However, the ultimate gain or loss to be recognized for the year ending March 31, 2005 has not been determined.

Most foreign subsidiaries have various retirement plans, primarily defined contribution plans, covering substantially all of their employees. The funding policy for such defined contribution plans is to contribute annually an amount equal to a certain percentage of the participant's annual salary.

The aggregate charges to income for severance benefits for the Company's defined benefit and defined contribution plans amounted to ¥47,115 million ($444,481 thousand), ¥52,003 million and ¥45,181 million for the years ended March 31, 2004, 2003 and 2002, respectively.

The Company uses a March 31 measurement date for the majority of its plans.

### *Components of Net Periodic Benefit Cost*

Components of net periodic benefit cost for the years ended March 31, 2004, 2003 and 2002 are as follows:

| | **2004** | 2003 | 2002 | **2004** |
|---|---|---|---|---|
| | | (Millions of yen) | | (Thousands of U.S. dollars) |
| Components of net periodic benefit cost: | | | | |
| Service cost | **¥24,597** | ¥34,502 | ¥31,547 | **$232,047** |
| Interest cost | **16,440** | 22,791 | 23,519 | **155,094** |
| Expected return on plan assets | **(9,884)** | (16,606) | (19,029) | **(93,245)** |
| Recognized net actuarial loss | **12,134** | 12,354 | 5,869 | **114,471** |
| Amortization of prior service credit | **(1,072)** | (2,847) | (1,137) | **(10,113)** |
| Amortization of unrecognized net transition obligation | **481** | 721 | 2,586 | **4,538** |
| Net periodic benefit cost | **¥42,696** | ¥50,915 | ¥43,355 | **$402,792** |

### *Obligations and Fund Status*

Reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the consolidated balance sheets of the non-contributory and contributory defined benefit pension plans at March 31, 2004 and 2003 are outlined as follows:

| | **2004** | 2003 | **2004** |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Changes in benefit obligation: | | | |
| Benefit obligation at beginning of year | **¥ 736,225** | ¥ 875,258 | **$ 6,945,519** |
| Service cost | **24,597** | 34,502 | **232,047** |
| Interest cost | **16,440** | 22,791 | **155,094** |
| Plan participants' contributions | **123** | 5,504 | **1,160** |
| Plan amendments | — | 15 | — |
| Actuarial loss | **27,325** | 42,086 | **257,783** |
| Acquisition | **4,011** | 9,613 | **37,840** |
| Benefits paid | **(17,320)** | (20,216) | **(163,396)** |
| Settlement and curtailment | — | (232,109) | — |
| Effect on the change of the fiscal year-end in foreign subsidiaries | — | (333) | — |
| Foreign currency translation | **(872)** | (886) | **(8,226)** |
| Benefit obligation at end of year | **790,529** | 736,225 | **7,457,821** |
| Changes in plan assets: | | | |
| Fair value of plan assets at beginning of year | **381,961** | 544,070 | **3,603,406** |
| Actual return (loss) on plan assets | **55,313** | (70,655) | **521,821** |
| Acquisition | **1,195** | 5,052 | **11,274** |
| Employers' contributions | **34,925** | 61,620 | **329,481** |
| Plan participants' contributions | **123** | 5,504 | **1,160** |
| Benefits paid | **(7,962)** | (11,257) | **(75,113)** |
| Settlement and curtailment | — | (152,366) | — |
| Effect on the change of the fiscal year-end in foreign subsidiaries | — | 121 | — |
| Foreign currency translation | **(517)** | (128) | **(4,878)** |
| Fair value of plan assets at end of year | **465,038** | 381,961 | **4,387,151** |
| Funded status | **(325,491)** | (354,264) | **(3,070,670)** |
| Unrecognized net actuarial loss | **243,344** | 281,024 | **2,295,698** |
| Unrecognized prior service credit | **(13,197)** | (14,842) | **(124,500)** |
| Unrecognized net transition obligation | **1,870** | 2,351 | **17,642** |
| Net amount recognized | **¥ (93,474)** | ¥ (85,731) | **$ (881,830)** |
| Amounts recognized in the consolidated balance sheets consist of: | | | |
| Accrued pension and severance costs | **¥(216,135)** | ¥(241,914) | **$(2,039,009)** |
| Additional minimum liability adjustments: | | | |
| Intangible assets | **2,173** | 2,595 | **20,500** |
| Accumulated other comprehensive loss | **120,488** | 153,588 | **1,136,679** |
| Net amount recognized | **¥ (93,474)** | ¥ (85,731) | **$ (881,830)** |

The accumulated benefit obligation for domestic defined benefit pension plans was ¥650,626 million ($6,137,981 thousand) and ¥597,907 million at March 31, 2004 and 2003, respectively.

### *Assumptions*

The weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2003 are as follows:

| | **2004** | 2003 |
|---|---|---|
| Discount rate | **2.14%** | 2.35% |
| Rate of compensation increases | **2.06%** | 2.07% |

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2004 and 2003 are as follows:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Discount rate | **2.35%** | 2.50% | 3.00% |
| Rate of compensation increases | **2.07%** | 2.50% | 2.50% |
| Expected long-term rate of return on plan assets | **3.17%** | 3.12% | 3.47% |

The expected long-term rate of return on plan assets is based on the long-term expected return of the plans' asset allocations and an evaluation of the historical behavior of the Company's portfolio.

### *Plan Assets*

The Company's actual weighted-average asset allocations for domestic defined benefit pension plans at March 31, 2004 and 2003 by asset category are as follows:

| Asset category | **2004** | 2003 |
|---|---|---|
| Equity securities | **39%** | 41% |
| Debt securities | **19** | 28 |
| General accounts of life insurance companies | **18** | 24 |
| Other | **24** | 7 |
| Total | **100%** | 100% |

Target allocations of plan assets for equity securities, debt securities and general accounts of life insurance companies are 44%, 38% and 16%, respectively.

The Company's investment policy for defined benefit plans is designated to provide the plans with sufficient assets to meet future benefit payment requirements. The balance of other in plan assets increased at March 31, 2004 because the Company increased asset allocations to cash and cash equivalents in order for certain subsidiaries to fund the asset transfer of the governmental welfare component of their defined benefit plan, over which the Japanese government will take responsibility.

The Company monitors asset allocation periodically and adjusts asset allocation, if necessary in order to meet the target asset allocation. The Company's investment policy pursues diversified investments and prohibits speculative investments.

### *Contribution*

The Company expects to contribute approximately ¥34,291 million ($323,500 thousand) to the domestic defined benefit pension plan for the year ending March 31, 2005.

## 11. Income Taxes

Income taxes applicable to the Company and its domestic subsidiaries comprise corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 42% for each of three years in the period ended March 31, 2004. The new Japanese local tax law issued in March 2003, which was subsequently revised during the year ended March 31, 2004, reduces the standard enterprise tax rate but, instead, levies taxes on capital and certain expenses defined in the law, and will become effective on April 1, 2004. The new enterprise tax law will be applicable only to the Company and certain domestic subsidiaries. The net decrease in the deferred tax assets as of March 31, 2004 and 2003, due to the new combined effective tax rates of 40.6% and 40.4%, amounted to ¥3,050 million ($28,774 thousand) and ¥1,647 million, respectively.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2004, 2003 and 2002 differ from the statutory tax rate due to the following reasons:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Statutory tax rates | **42.0%** | 42.0% | 42.0% |
| Increase (decrease) in income taxes resulting from: | | | |
| Expenses not deductible for tax purposes | **1.0** | 4.5 | 4.5 |
| Lower effective tax rates of other countries | **(2.0)** | (2.3) | (0.9) |
| Deferred tax liabilities on undistributed earnings | **(1.0)** | 1.5 | 1.3 |
| R&D credit | **(3.1)** | — | — |
| Net changes in valuation allowances | **4.0** | 1.4 | 1.5 |
| Reduction in net deferred tax assets due to change in tax rates | **1.2** | 1.3 | — |
| Other | **1.7** | 1.6 | (4.0) |
| Effective tax rates | **43.8%** | 50.0% | 44.4% |

Income before income taxes for the years ended March 31, 2004, 2003 and 2002 was taxed in the following jurisdictions:

| | **2004** | 2003 | 2002 | **2004** |
|---|---|---|---|---|
| | (Millions of yen) | | | (Thousands of U.S. dollars) |
| Income before income taxes: | | | | |
| Domestic | **¥127,484** | ¥ 85,560 | ¥137,103 | **$1,202,679** |
| Foreign | **37,464** | 34,953 | 22,446 | **353,434** |
| | **¥164,948** | ¥120,513 | ¥159,549 | **$1,556,113** |

The provision (benefit) for income taxes for the years ended March 31, 2004, 2003 and 2002 consisted of the following:

| | **2004** | 2003 | 2002 | **2004** |
|---|---|---|---|---|
| | (Millions of yen) | | | (Thousands of U.S. dollars) |
| Current: | | | | |
| Domestic | **¥58,225** | ¥45,757 | ¥63,929 | **$549,293** |
| Foreign | **12,432** | 16,263 | 15,370 | **117,283** |
| Total current | **70,657** | 62,020 | 79,299 | **666,576** |
| Deferred: | | | | |
| Domestic | **588** | 506 | (4,623) | **5,547** |
| Foreign | **1,044** | (2,243) | (3,823) | **9,849** |
| Total deferred | **1,632** | (1,737) | (8,446) | **15,396** |
| | **¥72,289** | ¥60,283 | ¥70,853 | **$681,972** |

The significant components of deferred tax assets and liabilities at March 31, 2004 and 2003 were as follows:

| | 2004 | 2003 | 2004 |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Deferred tax assets: | | | |
| Inventories | ¥ 34,034 | ¥ 36,388 | $ 321,075 |
| Depreciation | 9,546 | 10,685 | 90,057 |
| Accrued expenses | 39,012 | 33,151 | 368,038 |
| Accrued pension and severance costs | 22,453 | 15,432 | 211,821 |
| Minimum pension liability adjustments | 49,148 | 61,700 | 463,660 |
| Accrued enterprise tax | 3,933 | 1,373 | 37,104 |
| Tax loss carryforwards | 8,801 | 5,054 | 83,028 |
| Decline in value of investment securities | 2,955 | 5,526 | 27,877 |
| Allowance for doubtful receivables | 4,595 | 3,917 | 43,349 |
| Other | 24,236 | 23,771 | 228,642 |
| | 198,713 | 196,997 | 1,874,651 |
| Less valuation allowance | (14,491) | (7,689) | (136,708) |
| Total deferred tax assets | 184,222 | 189,308 | 1,737,943 |
| Deferred tax liabilities: | | | |
| Depreciation | 14,459 | 16,625 | 136,406 |
| Taxes on undistributed earnings | 9,314 | 11,042 | 87,868 |
| Unrealized gain on available-for-sale securities | 18,002 | 5,189 | 169,830 |
| Goodwill | 8,101 | 5,216 | 76,425 |
| Other intangible assets | 5,250 | 6,225 | 49,528 |
| Other | 7,692 | 6,542 | 72,565 |
| Total deferred tax liabilities | 62,818 | 50,839 | 592,622 |
| Net deferred tax assets | ¥121,404 | ¥138,469 | $1,145,321 |

The valuation allowance relates primarily to the deferred tax assets of certain subsidiaries which have net operating loss carryforwards for tax purposes. The valuation allowances increased by ¥6,802 million ($64,170 thousand), ¥1,733 million and ¥2,771 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Deferred tax assets and liabilities at March 31, 2004 and 2003 are included in the consolidated balance sheets as follows:

| | 2004 | 2003 | 2004 |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Deferred income taxes (current assets) | ¥ 82,276 | ¥ 76,857 | $ 776,189 |
| Deferred income taxes (other assets) | 81,870 | 85,625 | 772,358 |
| Other current liabilities | (187) | (2,341) | (1,764) |
| Deferred income taxes (noncurrent liabilities) | (42,555) | (21,672) | (401,462) |
| Net deferred tax assets (liabilities) | ¥121,404 | ¥138,469 | $1,145,321 |

At March 31, 2004, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥24,507 million ($231,198 thousand) and of which ¥11,269 million ($106,311 thousand) will be carried forward indefinitely and ¥13,238 million ($124,887 thousand) will expire through 2011. These net operating loss carryforwards are available to offset future taxable income of the subsidiaries.

## 12. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amount to be disbursed as a distribution of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The Code also provides to the extent that if the sum of the additional paid-in capital account and the legal reserve account exceeds 25% of the common stock account, then the amount of the excess (if any) is available for appropriations by resolution of the shareholders.

Retained earnings available for dividends under the Code are based on the amount presented in the Company's non-consolidated financial statements, which are prepared in accordance with accounting principles and practices generally accepted in Japan. Under the Code, the amount of retained earnings available for dividends as of March 31, 2004 amounted to ¥1,396,571 million ($13,175,198 thousand), which included the Company's legal reserve of ¥10,091 million ($95,198 thousand).

The appropriation of retained earnings for the year ended March 31, 2004, which has been reflected in the consolidated financial statements, will be proposed for approval in accordance with the Code at the general shareholders' meeting to be held on June 29, 2004, and will subsequently be recorded in the Company's statutory books of account.

## 13. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reflected in the consolidated balance sheets at March 31, 2004 and 2003 is summarized as follows:

| | 2004 | 2003 | 2004 |
|---|---|---|---|
| | (Millions of yen) | | (Thousands of U.S. dollars) |
| Unrealized gains on securities | **¥ 22,860** | ¥ 1,832 | **$ 215,660** |
| Foreign currency translation adjustments | **(38,127)** | (3,748) | **(359,688)** |
| Minimum pension liability adjustments | **(60,701)** | (74,274) | **(572,651)** |
| Unrealized gains (losses) on derivatives | **(153)** | (53) | **(1,443)** |
| | **¥(76,121)** | ¥(76,243) | **$(718,122)** |

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2004, 2003 and 2002 are as follows:

| | Before-tax amount | Tax (expense) or benefit | Net-of-tax amount |
|---|---|---|---|
| | | (Millions of yen) | |
| **2004** | | | |
| Unrealized gains on securities: | | | |
| Increase in unrealized gains on securities | **¥ 37,119** | **¥ (15,778)** | **¥ 21,341** |
| Less: reclassification adjustment for gains realized in net income | **(540)** | **227** | **(313)** |
| Net increase in unrealized gains | **36,579** | **(15,551)** | **21,028** |
| Foreign currency translation adjustments | **(34,724)** | **345** | **(34,379)** |
| Minimum pension liability adjustments | **28,050** | **(14,477)** | **13,573** |
| Unrealized gains (losses) on derivatives: | | | |
| Change in unrealized gains (losses) on derivatives | **(1,427)** | **696** | **(731)** |
| Less: reclassification adjustment for gains (losses) realized in net income | **1,227** | **(596)** | **631** |
| Change in net unrealized gains (losses) | **(200)** | **100** | **(100)** |
| | **¥ 29,705** | **¥ (29,583)** | **¥ 122** |
| 2003 | | | |
| Unrealized gains on securities: | | | |
| Decrease in unrealized gains on securities | ¥ (16,857) | ¥ 7,033 | ¥ (9,824) |
| Less: reclassification adjustment for losses realized in net income | 16,506 | (6,933) | 9,573 |
| Net decrease in unrealized gains | (351) | 100 | (251) |
| Foreign currency translation adjustments | (31,575) | 204 | (31,371) |
| Minimum pension liability adjustments | (35,203) | 18,780 | (16,423) |
| Unrealized gains (losses) on derivatives: | | | |
| Change in unrealized gains (losses) on derivatives | (1,169) | 490 | (679) |
| Less: reclassification adjustment for gains (losses) realized in net income | 1,060 | (446) | 614 |
| Change in net unrealized gains (losses) | (109) | 44 | (65) |
| | ¥ (67,238) | ¥ 19,128 | ¥ (48,110) |
| 2002 | | | |
| Unrealized gains on securities: | | | |
| Decrease in unrealized gains on securities | ¥ (20,528) | ¥ 8,718 | ¥ (11,810) |
| Less: reclassification adjustment for gains realized in net income | (1,447) | 608 | (839) |
| Net decrease in unrealized gains | (21,975) | 9,326 | (12,649) |
| Foreign currency translation adjustments | 52,239 | (1,219) | 51,020 |
| Minimum pension liability adjustments | (58,583) | 25,356 | (33,227) |
| Unrealized gains (losses) on derivatives: | | | |
| Change in unrealized gains (losses) on derivatives | 1,529 | (642) | 887 |
| Less: reclassification adjustment for gains (losses) realized in net income | (1,508) | 633 | (875) |
| Change in net unrealized gains (losses) | 21 | (9) | 12 |
| | ¥ (28,298) | ¥ 33,454 | ¥ 5,156 |

| | Before-tax amount | Tax (expense) or benefit | Net-of-tax amount |
|---|---|---|---|
| | | (Thousands of U.S. dollars) | |
| **2004** | | | |
| Unrealized gains on securities: | | | |
| Increase in unrealized gains on securities | **$350,179** | **$(148,849)** | **$201,330** |
| Less: reclassification adjustment for gains realized in net income | **(5,094)** | **2,141** | **(2,953)** |
| Net increase in unrealized gains | **345,085** | **(146,708)** | **198,377** |
| Foreign currency translation adjustments | **(327,585)** | **3,255** | **(324,330)** |
| Minimum pension liability adjustments | **264,622** | **(136,575)** | **128,047** |
| Unrealized gains (losses) on derivatives: | | | |
| Change in unrealized gains (losses) on derivatives | **(13,462)** | **6,566** | **(6,896)** |
| Less: reclassification adjustment for gains (losses) realized in net income | **11,576** | **(5,623)** | **5,953** |
| Change in net unrealized gains (losses) | **(1,886)** | **943** | **(943)** |
| | **$280,236** | **$(279,085)** | **$ 1,151** |

## 14. Commitments and Contingent Liabilities

***Guarantees***

The Company guarantees certain indebtedness of others and other obligations. At March 31, 2004, the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee was ¥49,243 million ($464,557 thousand), of which ¥45,182 million ($426,245 thousand) are guarantees of employee mortgage loans to financial institutions. In the event of an employee's insolvency, the Company and certain of its subsidiaries will need to pay the default mortgage on behalf of the employee. Certain guarantees are secured by the employees' property in the amount of ¥44,926 million ($423,830 thousand). The term of the mortgage loan guarantees are from 2 years to 30 years. As of March 31, 2004, the carrying amount of the liability for the Company's obligations under the guarantee was insignificant.

***Lease Commitments***

The Company and its subsidiaries lease office and retail space, warehouses, offices and laboratory equipment as well as certain residential facilities for employees.

The future minimum lease payments required under operating leases which, at March 31, 2004, had initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

| | (Millions of yen) | (Thousands of U.S. dollars) |
|---|---|---|
| Year ending March 31: | | |
| 2005 | ¥15,140 | $142,830 |
| 2006 | 12,464 | 117,585 |
| 2007 | 9,282 | 87,566 |
| 2008 | 6,950 | 65,566 |
| 2009 | 4,568 | 43,094 |
| 2010 and thereafter | 8,670 | 81,793 |
| Total future minimum lease payments | ¥57,074 | $538,434 |

Rental expenses under operating leases for the years ended March 31, 2004, 2003 and 2002 were ¥58,758 million ($554,321 thousand), ¥56,060 million and ¥56,498 million, respectively.

***Purchase Commitments, Other Commitments and Contingencies***

Commitments outstanding at March 31, 2004 principally for the construction and purchase of property, plant and equipment amounted to ¥5,557 million ($52,425 thousand). At March 31, 2004, the Company was contingently liable on discounted notes receivable on a full recourse basis with banks of ¥7,870 million ($74,245 thousand).

Due to the nature of its business, the Company is subject to various threatened or filed legal actions and regulatory investigations. The Company has provided the necessary accruals, if any, for environmental remediation, litigation and regulatory investigations, for which occurrence of future events is probable and the amount of loss can be reasonably estimated. In conjunction with a regulatory investigation, the Company has provided in accordance with SFAS No. 5, "Accounting for Contingencies," an accrual for the settlement at the low end of the estimated range from ¥3,250 million ($30,660 thousand) to ¥8,450 million ($79,717 thousand) of potential exposure, based upon the advice of legal counsel. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon the advice of counsel, does not expect the final outcome of any threatened or filed suits to have a material adverse effect on the financial position and operating results of the Company.

### *Product Warranties*

The Company provides a warranty for certain of its products. These warranties generally extend for a period of one year from the date of sale. The following table sets forth the changes in the Company's warranty liability balance:

| | **2004** | 2003 | 2002 | **2004** |
|---|---|---|---|---|
| | (Millions of yen) | | | (Thousands of U.S. dollars) |
| Balance, at April 1 | **¥ 7,402** | ¥4,944 | ¥3,041 | **$ 69,830** |
| Warranties issued during the current period | **13,058** | 7,329 | 5,094 | **123,189** |
| Settlements made during the current period | **(11,075)** | (2,433) | (2,949) | **(104,481)** |
| Change in liability for pre-existing warranties during the current period, including expirations | **(1,547)** | (2,438) | (242) | **(14,595)** |
| Balance, at March 31 | **¥ 7,838** | ¥7,402 | ¥4,944 | **$ 73,943** |

## 15. Financial Instruments

The Company operates internationally, and is exposed to market risks arising from fluctuations in foreign currencies, interest rates and certain commodity prices. The Company and certain of its subsidiaries utilize derivative financial instruments solely to reduce these risks. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

### *Fair Value Hedging Strategy*

Certain subsidiaries of the Company have entered into cross currency interest rate swaps for interest rate exposure and/or foreign currency exchange rate exposure management purposes. The cross currency interest rate swaps utilized by certain subsidiaries of the Company effectively modify their exposure to the interest rate risk and/or foreign currency exchange rate risk associated with the underlying debt obligation by converting the underlying debt amounts in exchange for floating rate interest payments over the life of the agreements. The notional amounts of the swaps are ¥4,466 million ($42,132 thousand) and ¥6,961million as of March 31, 2004 and 2003, respectively. Changes in the fair value of these derivatives are reported in the consolidated statements of income in the line titled "Other, net" in other income (expenses). The ineffective portion of its fair value hedges and the portion of hedging instruments which were excluded from the assessment of hedge effectiveness have not been material to the financial position and operating results of the Company for the years ended March 31, 2004 and 2003, respectively.

### *Cash Flow Hedging Strategy*

Certain subsidiaries of the Company have entered into forward currency exchange contracts to protect against the increase or decrease in value of forecasted intercompany purchases or export sales denominated in foreign currencies over the next year (maximum length of time is through July 2004). When the yen weakens significantly against foreign currencies (primarily the U.S. dollar), the increase in the value of future foreign currency cost or revenue is offset by gains or losses in the value of the forward exchange contract designated as a hedge. Conversely, when the yen strengthens, the increase or decrease in the value of future foreign currency cash flow is offset by gains or losses in the value of the forward contracts.

In addition, certain subsidiaries of the Company also entered into a currency swap and cross currency interest rate swaps that effectively convert a portion of the underlying debt amounts to fixed interest rates and to the functional currencies of the subsidiaries for the next three years (maximum length of time is through May 2006), thus reducing the impact of foreign currency exchange rate and interest rate changes on future income.

Changes in the fair value of those derivative instruments designated and qualifying as cash flow hedges of variability of cash flows are reported in other comprehensive income, net of applicable taxes. These amounts are reclassified into earnings in the same period and same line item as the hedged items that affect earnings. The amount of gains or losses on derivatives or portions thereof that were either ineffective as hedges or excluded from the assessment of hedge effectiveness were not material to the financial position or operating results of the Company.

As of March 31, 2004, the Company expects to reclassify ¥237 million ($2,236 thousand) of net losses on derivatives from accumulated other comprehensive income to earnings during the next twelve months due to actual export sales and import purchases and the payment of the underlying debt.

***Derivatives Not Designated as Hedges***

Derivatives not designated as hedges include certain interest rate swaps, cross currency interest rate swaps, forward currency exchange contracts and aluminum forward contracts which have been entered into by the Company and certain of its subsidiaries. Although these derivatives are effective as hedges from an economic perspective, the Company did not designate these contracts as hedges as required in order to apply hedge accounting. As a result, the Company reported the changes in the fair value of these derivatives in the statement of income in the line titled "Other, net" in other income (expenses).

***Concentration of Credit Risk***

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, trade and finance accounts receivable and derivatives.

The Company maintains cash and cash equivalents and short-term investments with various financial institutions. These financial institutions are located throughout Japan and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Concentration of credit risk associated with trade receivables is limited due to the Company's large customer base, maintenance of customers' guarantee deposits and the Company's performance of ongoing credit evaluations. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential losses.

The Company is exposed to credit risk in the event of nonperformance by counterparties to derivative instruments. The Company limits this exposure by acquiring such derivative instruments from counterparties with high credit ratings.

***Fair Value of Financial Instruments***

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. Although management uses its best judgment in estimating the fair value of such instruments, the methodologies and assumptions for the estimate of fair value are inherently subjective. Consequently, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The following methodologies and assumptions were used by the Company in estimating the fair value of its financial instruments:

*Cash and cash equivalents, Notes and accounts receivable, Short-term debt, Notes and accounts payable:* The carrying amounts in the consolidated balance sheets approximate fair value because of the short maturity of these instruments.

*Marketable securities, Investment securities:* The fair value of current and noncurrent marketable securities is estimated based on quoted market prices. The fair value of nonmarketable debt securities with variable rates approximates their carrying amounts.

*Customers' guarantee deposits:* The carrying amounts approximate fair value because they are variable rate instruments.

*Long-term debt:* The fair value of long-term debt is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including the current portion, as of March 31, 2004 and 2003 were ¥133,087 million ($1,255,538 thousand) and ¥147,423 million, respectively.

*Derivative financial instruments:* The fair values of forward currency exchange contracts, interest rate swaps, a currency swap, cross currency interest rate swaps and aluminum forward contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions or obtained from brokers. The fair value and the carrying amounts of these derivative assets were ¥1,695 million ($15,991 thousand) and ¥430 million, and those of derivative liabilities were ¥3,303 million ($31,160 thousand) and ¥4,419 million, as of March 31, 2004 and 2003, respectively.

## 16. Acquisitions

To expand its distribution channels in Japan, the United States of America and Europe, the Company acquired thirty, nine and four businesses and/or minority interests during the years ended March 31, 2004, 2003 and 2002. Total purchase price for those acquisitions amounted to ¥21,901 million ($206,613 thousand), ¥33,486 million and ¥26,750 million, net of cash acquired for the years ended March 31, 2004, 2003 and 2002, respectively, and each acquisition has been accounted for under the purchase method of accounting. There were no significant contingent payments, options nor commitments related to those acquisitions. The excess of the purchase price over the estimated fair value of net assets acquired has been recorded as goodwill, which is primarily tax non-deductible. The Company also recorded certain intangible assets which are amortized on a straight-line basis over their estimated useful lives. The results of operations for the acquired entities since the date of the acquisitions have been included in the Company's consolidated statements of income. The results of operations related to the entities acquired are not significant to the operating results of the Company.

## 17. Segment Information

***Operating Segments***

The Company has three operating segments. The Company's operating segments were determined based upon common technology, manufacturing processes as well as distribution processes and type of customers, and they reflect how management reviews the businesses and operating results and makes decisions about strategic investments and the allocation of resources. "Imaging Solutions" manufactures, develops, markets and services color films, film cameras, digital cameras, photofinishing equipment, and color paper, chemicals, and services for photofinishing, primarily for the individual consumer. "Information Solutions" manufactures, develops, markets and services system devices for graphic arts, medical imaging, and information systems, flat display materials, and recording media, primarily for commercial enterprises. "Document Solutions" manufactures, develops, markets and services office copiers/MFPs (multifunction printers), printers, production systems and services, paper, consumables, and office services, primarily for commercial enterprises.

| *Revenue* | 2004 | 2003 | 2002 | 2004 |
|---|---|---|---|---|
| | | (Millions of yen) | | (Thousands of U.S. dollars) |
| Revenue: | | | | |
| Imaging Solutions: | | | | |
| External customers | **¥ 815,527** | ¥ 830,990 | ¥ 784,627 | **$ 7,693,651** |
| Intersegment | **1,030** | 447 | 378 | **9,717** |
| Total | **816,557** | 831,437 | 785,005 | **7,703,368** |
| Information Solutions: | | | | |
| External customers | **755,159** | 724,299 | 685,334 | **7,124,141** |
| Intersegment | **4,878** | 5,046 | 3,403 | **46,019** |
| Total | **760,037** | 729,345 | 688,737 | **7,170,160** |
| Document Solutions: | | | | |
| External customers | **989,701** | 950,414 | 931,183 | **9,336,802** |
| Intersegment | **12,557** | 11,588 | 11,647 | **118,462** |
| Total | **1,002,258** | 962,002 | 942,830 | **9,455,264** |
| Eliminations | **(18,465)** | (17,081) | (15,428) | **(174,198)** |
| Consolidated total | **¥2,560,387** | ¥2,505,703 | ¥2,401,144 | **$24,154,594** |

Year ended March 31

| *Segment profit or loss* | 2004 | 2003 | 2002 | 2004 |
|---|---|---|---|---|
| | | (Millions of yen) | | (Thousands of U.S. dollars) |
| Operating income: | | | | |
| Imaging Solutions | **¥ 43,475** | ¥ 56,709 | ¥ 48,792 | **$ 410,141** |
| Information Solutions | **76,380** | 75,287 | 82,523 | **720,566** |
| Document Solutions | **60,648** | 51,369 | 37,353 | **572,151** |
| Total | **180,503** | 183,365 | 168,668 | **1,702,858** |
| Eliminations | **(76)** | 1 | 14 | **(717)** |
| Settlement and curtailment of the defined benefit plan | **—** | (23,089) | — | **—** |
| Consolidated operating income | **180,427** | 160,277 | 168,682 | **1,702,141** |
| Other income (expenses), net | **(15,479)** | (39,764) | (9,133) | **(146,028)** |
| Consolidated income before income taxes | **¥164,948** | ¥120,513 | ¥159,549 | **$1,556,113** |

March 31

| *Assets* | 2004 | 2003 | 2002 | 2004 |
|---|---|---|---|---|
| | | (Millions of yen) | | (Thousands of U.S. dollars) |
| Total assets: | | | | |
| Imaging Solutions | **¥ 727,051** | ¥ 803,772 | ¥ 803,349 | **$ 6,858,972** |
| Information Solutions | **767,462** | 694,451 | 696,214 | **7,240,207** |
| Document Solutions | **971,319** | 962,034 | 938,850 | **9,163,387** |
| Total | **2,465,832** | 2,460,257 | 2,438,413 | **23,262,566** |
| Eliminations | **(5,722)** | (5,750) | (14,601) | **(53,981)** |
| Corporate assets | **563,399** | 503,810 | 522,550 | **5,315,085** |
| Consolidated total | **¥3,023,509** | ¥2,958,317 | ¥2,946,362 | **$28,523,670** |

| Other significant items | 2004 | 2003 | 2002 | 2004 |
|---|---|---|---|---|
| | Year ended March 31 | | | |
| | (Millions of yen) | | | (Thousands of U.S. dollars) |
| Depreciation and amortization: | | | | |
| Imaging Solutions | **¥ 59,442** | ¥ 65,787 | ¥ 71,967 | **$ 560,773** |
| Information Solutions | **54,876** | 47,523 | 42,418 | **517,698** |
| Document Solutions | **58,304** | 60,676 | 74,761 | **550,038** |
| Consolidated total | **¥172,622** | ¥173,986 | ¥189,146 | **$1,628,509** |
| Capital expenditures for segment assets: | | | | |
| Imaging Solutions | **¥ 49,124** | ¥ 43,897 | ¥ 59,907 | **$ 463,434** |
| Information Solutions | **82,727** | 58,739 | 61,609 | **780,443** |
| Document Solutions | **28,889** | 24,683 | 34,009 | **272,538** |
| Consolidated total | **¥160,740** | ¥127,319 | ¥155,525 | **$1,516,415** |

Transfers between operating segments are generally based on market pricing. Corporate assets consist primarily of cash and cash equivalents as well as marketable and investment securities maintained for general corporate purposes. The capital expenditures in the above table represent the purchase of fixed assets of each segment.

***Geographic Information***

Revenues, which are attributed to geographic areas based on the country of the Company or the subsidiary that transacted the sale with the external customer, operating income for the years ended March 31, 2004, 2003 and 2002 and long-lived assets at March 31, 2004, 2003 and 2002 were as follows. Although the geographic information of operating income is not required under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirement of the Japanese Securities and Exchange Law.

| | 2004 | 2003 | 2002 | 2004 |
|---|---|---|---|---|
| | Year ended March 31 | | | |
| | (Millions of yen) | | | (Thousands of U.S. dollars) |
| Revenue: | | | | |
| Japan | | | | |
| External customers | **¥1,640,368** | ¥1,594,306 | ¥1,578,445 | **$15,475,170** |
| Intersegment | **318,468** | 303,766 | 264,002 | **3,004,415** |
| Total | **1,958,836** | 1,898,072 | 1,842,447 | **18,479,585** |
| The Americas | | | | |
| External customers | **459,945** | 486,679 | 446,429 | **4,339,104** |
| Intersegment | **5,881** | 7,597 | 6,266 | **55,481** |
| Total | **465,826** | 494,276 | 452,695 | **4,394,585** |
| Europe | | | | |
| External customers | **294,472** | 267,398 | 235,897 | **2,778,038** |
| Intersegment | **12,711** | 10,060 | 11,550 | **119,915** |
| Total | **307,183** | 277,458 | 247,447 | **2,897,953** |
| Asia and others | | | | |
| External customers | **165,602** | 157,320 | 140,373 | **1,562,283** |
| Intersegment | **77,086** | 89,181 | 73,903 | **727,226** |
| Total | **242,688** | 246,501 | 214,276 | **2,289,509** |
| Eliminations | **(414,146)** | (410,604) | (355,721) | **(3,907,038)** |
| Consolidated total | **¥2,560,387** | ¥2,505,703 | ¥2,401,144 | **$24,154,594** |
| Operating income: | | | | |
| Japan | **¥ 145,567** | ¥ 145,809 | ¥ 140,424 | **$ 1,373,274** |
| The Americas | **7,794** | 19,266 | 18,546 | **73,528** |
| Europe | **15,244** | 11,243 | 7,400 | **143,811** |
| Asia and others | **13,601** | 8,908 | 2,465 | **128,311** |
| Eliminations | **(1,779)** | (1,860) | (153) | **(16,783)** |
| Settlement and curtailment of the defined benefit plan | **—** | (23,089) | — | **—** |
| Consolidated total | **¥ 180,427** | ¥ 160,277 | ¥ 168,682 | **$ 1,702,141** |

| | March 31 | | | |
|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** |
| | (Millions of yen) | | | (Thousands of U.S. dollars) |
| Long-lived assets: | | | | |
| Japan | **¥509,390** | ¥485,557 | ¥490,192 | **$4,805,566** |
| The Americas | **101,176** | 116,101 | 142,136 | **954,490** |
| Europe | **66,118** | 67,004 | 61,374 | **623,755** |
| Asia and others | **28,465** | 29,586 | 33,175 | **268,538** |
| Consolidated total | **¥705,149** | ¥698,248 | ¥726,877 | **$6,652,349** |

Transfers between geographic areas are generally based on market pricing.

Primarily all of the revenue and long-lived assets of The Americas segment are related to operations in the United States of America.

Revenue to external customers, which are attributed to geographic areas based on the location of the customers for the years ended March 31, 2004, 2003 and 2002, were as follows:

| | Year ended March 31 | | | |
|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** |
| | (Millions of yen) | | | (Thousands of U.S. dollars) |
| Revenue: | | | | |
| Japan | **¥1,336,015** | ¥1,330,119 | ¥1,355,192 | **$12,603,915** |
| The Americas | **541,982** | 562,827 | 517,135 | **5,113,038** |
| Europe | **376,006** | 333,699 | 282,820 | **3,547,226** |
| Asia and others | **306,384** | 279,058 | 245,997 | **2,890,415** |
| Consolidated total | **¥2,560,387** | ¥2,505,703 | ¥2,401,144 | **$24,154,594** |

***Major Customers and Other***

No single customer of the Company accounted for more than 10% of consolidated revenue for each of the three years in the period ended March 31, 2004.

Document Solutions sold certain copier and other equipment to a minority shareholder and also purchased certain equipment from a minority shareholder, which amounted to ¥112,894 million ($1,065,038 thousand) and ¥16,386 million ($154,585 thousand), ¥92,935 million and ¥14,418 million, and ¥77,367 million and ¥17,356 million for the years ended March 31, 2004, 2003 and 2002, respectively. Document Solutions has a long-term supply agreement with the minority shareholder, which was entered into in December 1990 and is effective through December 2005, and it may be extended by mutual consent. Under the agreement, Document Solutions made a prepayment of $70.0 million and was entitled to purchase specified products at cost, without mark-ups. As of March 31, 2004, the unamortized balance of the prepayment amounted to ¥1,458 million ($13,755 thousand).

In conjunction with a license agreement and other arrangements between Document Solutions and a minority shareholder, certain expenses of ¥15,316 million ($144,491 thousand), ¥14,590 million and ¥14,816 million, which primarily related to royalty and research expenses, were incurred and certain expenses of ¥3,107 million ($29,311 thousand), ¥4,435 million and ¥3,940 million, which primarily related to research expenses, were reimbursed for the years ended March 31, 2004, 2003 and 2002, respectively.

# Report of Independent Auditors



■ Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

■ Phone: 03 3503-1191
Fax: 03 3503-1277

The Board of Directors and Shareholders
Fuji Photo Film Co., Ltd.

We have audited the accompanying consolidated balance sheets of Fuji Photo Film Co., Ltd. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Fuji Photo Film U.S.A., Inc. or the financial statements of Fuji Photo Film, Inc., wholly-owned subsidiaries, for the year ended March 31, 2002. Such statements, in the aggregate, reflect revenue constituting 14% of the consolidated total for the year ended March 31, 2002. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for Fuji Photo Film U.S.A., Inc. and Fuji Photo Film, Inc. is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuji Photo Film Co., Ltd. and subsidiaries at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

We have also reviewed the translation of the 2004 consolidated financial statements into U.S. dollars on the basis described in Note 3. In our opinion, such U.S. dollar amounts have been translated on such basis.

April 28, 2004

Ernst + Young

# Global Network

## Principal Overseas Subsidiaries

### NORTH AMERICA

**Fuji Photo Film U.S.A., Inc.**
200 Summit Lake Drive, Valhalla, NY 10595, U.S.A.

**Fuji Photo Film Hawaii, Inc.**
94-468 Akoki Street, Waipahu, HI 96797, U.S.A.

**FUJIFILM Medical Systems U.S.A., Inc.**
419 West Avenue, Stamford, CT 06902, U.S.A.

**Enovation Graphic Systems, Inc.**
200 Summit Lake Drive, Valhalla, NY 10595, U.S.A.

**Fujicolor Processing, Inc.**
120 White Plains Road, Tarrytown, NY 10591, U.S.A.

**Fuji Photo Film, Inc.**
211 Pucketts Ferry Road, Greenwood, SC 29649, U.S.A.

**FUJIFILM Microdisks U.S.A., Inc.**
45 Crosby Drive, Bedford, MA 01730, U.S.A.

**Fuji Hunt Photographic Chemicals, Inc.**
40 Boroline Road, Allendale, NJ 07401, U.S.A.

**Fuji Photo Film Canada Inc.**
600 Suffolk Court, Mississauga, Ontario, L5R 4G4, Canada

**Fuji Graphic Systems Canada Inc.**
6425 Airport Road, Mississauga, Ontario, L4V 1E4, Canada

### SOUTH AMERICA

**Fuji Photo Film do Brasil Ltda.**
Avenida Vereador José Diniz 3400, Campo Belo,
São Paulo-SP, Brazil CEP-04604-901

### EUROPE

**Fuji Photo Film (Europe) GmbH**
Heesenstrasse 31, 40549 Düsseldorf, Germany

**Fuji Magnetics GmbH**
Fujistrasse 1, 47533 Kleve, Germany

**Fuji Photo Film (U.K.) Ltd.**
Fujifilm House, 125 Finchley Road, Swiss Cottage,
London NW3 6HY, U.K.

**FUJIFILM Electronic Imaging Ltd.**
Fujifilm House, Boundary Way,
Hemel Hempstead, Hertfordshire HP2 7RH, U.K.

**Fuji Photo Film B.V.**
Industrieterrein Vossenberg, Oudenstaart 1,
5047 TK Tilburg, The Netherlands

**FUJIFILM Medical Systems Benelux N.V.**
Europark-Noord 25, 9100 Sint-Niklaas, Belgium

**Fuji Hunt Photographic Chemicals, N.V.**
Europark-Noord 21-22, 9100 Sint-Niklaas, Belgium

**FUJIFILM France S.A.S.**
Parc d'Activités du Pas-du-Lac-2, Avenue Franklin,
78186 St. Quentin-En-Yvelines Cedex, France

**Fuji Graphic Systems France S.A.S.**
Parc d'Activités Gustave Eiffel, 13 Avenue Gutenberg,
BP 20 - Bussy Saint-Georges,
77607 Marne La Vallée Cedex 03, France

**FUJIFILM España, S.A.**
Aragon, 180, 08011 Barcelona, Spain

**FUJIFILM Italia S.p.A.**
Via De Sanctis 41, 20141 Milano, Italy

**FUJIFILM CZ, s.r.o.**
U Nakladoveho nadrazi 2/1949,
130 00 Praha 3-Zizkov, Czech Republic

**FUJIFILM Polska Distribution Spolka zo.o.**
ul. Plowiecka 105/107, 04-501 Warsaw, Poland

### ASIA & OTHERS

**Fuji Photo Film (China) Investment Co., Ltd.**
No. 033, 15th Floor, HSBC Tower, 101 Yin Cheng East Road,
Pudong New Area, Shanghai 200120, PRC

**FUJIFILM Imaging Systems (Suzhou) Co., Ltd.**
138 Chang Jiang Road, New District, Suzhou,
Jiangsu Province 215011, PRC

**FUJIFILM STARLIGHT Co., Ltd.**
49 Jingha Road, Yanjiao Development Zone,
Sanhe City, Hebei Province 065201, PRC

**Fuji Photo Film (Singapore) Pte Ltd**
10 New Industrial Road, Fujifilm Building, Singapore 536201

**Fuji Hunt Photographic Chemicals, Pte. Ltd.**
15 Tuas Avenue 7, Singapore 639270

**Fuji Photo Film (Malaysia) Sdn. Bhd.**
Letter Box 1, Level 10, 11 & 12, Menara Axis No. 2,
Jalan 51A/223, 46100 Petaling Jaya,
Selangor Darul Ehsan, Malaysia

**Fuji Photo Film (Thailand) Ltd.**
S.P. Building, 8th Floor, 388 Phaholyothin Road,
Samsennai, Phayathai, Bangkok 10400, Thailand

**FUJIFILM Australia Pty Ltd.**
114 Old Pittwater Road, Brookvale N.S.W. 2100, Australia

**FUJIFILM NZ Ltd.**
Cnr William Pickering Drive, and Bush Road,
Albany, Auckland, New Zealand

## Principal Overseas Offices

**Fuji Photo Film Co., Ltd., Hong Kong Office**
Room 2208, Tower 6, The Gateway, Harbour City,
9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

**Fuji Photo Film Co., Ltd., Beijing Office**
Fortune Building, No. 518, 5 Dong Sanhuan Bei-lu,
Chaoyang District, Beijing 100004, PRC

**Fuji Photo Film Co., Ltd., Taipei Office**
Room 601, Hung Chong Building, No. 38, Sec. 6,
Min Chuan E. Road, Taipei 11453, Taiwan

**Fuji Photo Film Co., Ltd., Seoul Office**
505-19, Kasan-Dong, Kumchon-Gu, Seoul, 152-020, Korea

**Fuji Photo Film Co., Ltd., Manila Office**
c/o YKL Development & Trading Corporation, 24 Sto.
Domingo St., Quezon City, Metro Manila, Philippines

**Fuji Photo Film Co., Ltd., Dubai Office**
P.O. Box 17212, LOB 16-320, Jebel Ali, Dubai, U.A.E.

**Fuji Photo Film Co., Ltd., New Delhi Office**
Le Meridien Commercial Tower, 8th Floor,
Janpath, New Delhi 110001, India

**Fuji Photo Film Co., Ltd., Mexico Office**
Av. Ejército Nacional 351 Col. Granada 11520
México D.F., Mexico

# Principal Consolidated Subsidiaries

(As of March 31, 2004)

## JAPAN

Fuji Photo Optical Co., Ltd.*[1]
Mito Fuji Koki Co., Ltd.*[1]
Sano Fuji Koki Co., Ltd.*[1]
Okaya Fuji Koki Co., Ltd.*[1]
Fujinon Toshiba ES Systems Co., Ltd.
FUJIFILM Microdevices Co., Ltd.
FUJIFILM PHOTONIX Co., Ltd.
FUJIFILM Graphic Systems Co., Ltd.
FUJIFILM AXIA Co., Ltd.*[2,3]
FUJIFILM Battery Co., Ltd.*[2]
Fuji Photo Equipment Co., Ltd.
Fujicolor Imaging Service Co., Ltd.*[3]
JUS-Photo Co., Ltd.
FUJIFILM ARCH Co., Ltd.
FUJIFILM Medical Co., Ltd.*[4]
FUJIFILM Medical Nishi-Nippon Co., Ltd.
Chiyoda Medical Co., Ltd.*[4]
FUJIFILM Business Supply Co., Ltd.
FUJIFILM Logistics Co., Ltd.
FUJIFILM Computer System Co., Ltd.

Fuji Xerox Co., Ltd.
Fuji Xerox Office Supply Co., Ltd.
Suzuka Fuji Xerox Co., Ltd.
Fuji Xerox Information Systems Co., Ltd.
Fuji Xerox Engineering Co., Ltd.
Fuji Xerox Careernet Co., Ltd.
Fuji Xerox System Service Co., Ltd.
Fuji Xerox Learning Institute, Inc.
Fuji Xerox General Business Co., Ltd.
Fuji Xerox Printing Systems Co., Ltd.
Niigata Fuji Xerox Manufacturing Co., Ltd.

## NORTH AMERICA

Fuji Photo Film U.S.A., Inc.
Fuji Photo Film Hawaii, Inc.
FUJIFILM Medical Systems U.S.A., Inc.
Enovation Graphic Systems, Inc.
Fujicolor Processing, Inc.
Fuji Photo Film, Inc.
FUJIFILM Microdisks U.S.A., Inc.
Fuji Hunt Photographic Chemicals, Inc.
FUJIFILM America, Inc.
Fujinon, Inc.
Fuji Photo Film Finance U.S.A., Inc.
Fuji Photo Film Canada Inc.
Fuji Graphic Systems Canada Inc.
Black Photo Corporation

FX Global Inc.
FX Palo Alto Laboratory, Inc.

## SOUTH AMERICA

Fuji Photo Film do Brasil Ltda.

## EUROPE

Fuji Photo Film (Europe) GmbH
Fuji Magnetics GmbH
Fujinon (Europe), GmbH
Fujicolor Central Europe Photofinishing GmbH & Co. KG
Fuji Photo Film (U.K.) Ltd.
FUJIFILM Electronic Imaging Ltd.
Fuji Photo Film Holdings (U.K.) Ltd.
Fuji Photo Film B.V.
Fuji Photo Film Finance (Netherlands) B.V.
FUJIFILM Medical Systems Benelux N.V.
Fuji Hunt Photographic Chemicals, N.V.
FUJIFILM France S.A.S.
Fuji Graphic Systems France S.A.S.
Fuji Photo Film Holdings (France) S.A.S.
Laboratoires FUJIFILM S.A.
FUJIFILM España, S.A.

## ASIA AND OTHERS

Fuji Photo Film (China) Investment Co., Ltd.
FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
FUJIFILM STARLIGHT Co., Ltd.
FUJIFILM Digital Imaging Products (Suzhou) Co., Ltd.
Fuji Photo Film (Singapore) Pte Ltd
Fuji Hunt Photographic Chemicals, Pte. Ltd.
FUJIFILM Regional Services (Singapore) Pte Ltd
Fuji Photo Film (Malaysia) Sdn. Bhd.
Fuji Photo Film (Thailand) Ltd.
Hong Kong Fuji Photo Logistics Limited

Fuji Xerox Asia Pacific Pte. Ltd.
Fuji Xerox Australia Pty. Ltd.
Fuji Xerox New Zealand Ltd.
Fuji Xerox (China) Limited
Fuji Xerox of Shenzhen Ltd.
Taiwan Fuji Xerox Corp.
Fuji Xerox Korea Co., Ltd.

*1. On October 1, 2004, the names of Fuji Photo Optical Co., Ltd., Mito Fuji Koki Co., Ltd., Sano Fuji Koki Co., Ltd., and Okaya Fuji Koki Co., Ltd., will be changed to FUJINON CORPORATION, FUJINON MITO CORPORATION, FUJINON SANO CORPORATION, and FUJINON OKAYA CORPORATION, respectively.
*2. FUJIFILM Battery Co., Ltd., was integrated into FUJIFILM AXIA Co., Ltd., as of April 1, 2004.
*3. On October 1, 2004, Fujicolor Imaging Service Co., Ltd., and FUJIFILM AXIA Co., Ltd., will be integrated into a new company—FUJIFILM IMAGING Co., Ltd.
*4. Chiyoda Medical Co., Ltd., was integrated into FUJIFILM Medical Co., Ltd., as of April 1, 2004.

# Corporate Information

**Fuji Photo Film Co., Ltd.**
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

**Date of Establishment:** January 20, 1934

**Capital:** ¥40,363 million (As of March 31, 2004)

**Fiscal Year:** April 1–March 31

**Main Domestic Factories:**
Ashigara, Odawara, Fujinomiya,
Yoshida-Minami

**Stock Exchange Listings:**
Tokyo, Osaka, Nagoya

**Transfer Agent:**
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

**Independent Accountants:**
Ernst & Young
Tokyo, Japan

**Distribution of Shareholders and Shares:**
(As of March 31, 2004)

| | Number of shareholders | Thousands of shares | % |
|---|---|---|---|
| Financial institutions | 280 | 206,502 | 40.1 |
| Securities companies | 59 | 4,542 | 0.9 |
| Other corporations | 961 | 20,999 | 4.1 |
| Individuals and others | 30,914 | 55,177 | 10.7 |
| National and regional governmental organizations | 1 | 6 | 0.0 |
| Foreign corporations | 750 | 227,400 | 44.2 |
| Total | 32,965 | 514,626 | 100.0 |

**Common Share Prices**
(Tokyo Stock Exchange)


(Yen)
6,000
4,800
3,600
2,400
1,200
0
1999
2000
2001
2002
2003
2004



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 **FUJIFILM**

**FUJI PHOTO FILM CO., LTD.**
26-30, NISHIAZABU 2-CHOME, MINATO-KU, TOKYO 106-8620, JAPAN

July 2004 Printed in Japan